Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

DATAVAULT AI INC.,

DVLT MERGER SUB LLC,

and

WDT, LLC,

Dated as of August 19, 2026

TABLE OF CONTENTS

Page

ARTICLE I THE MERGER		2
1.1	Effective Time of the Merger	2
1.2	Closing	2
1.3	Effects of the Merger	2
1.4	Managers, Officers and Directors	2
ARTICLE II CONVERSION OF SECURITIES		3
2.1	Conversion of Membership Interests	3
2.2	Exchange of Certificates and Cash Consideration Distribution	5
2.3	Earn-Out	6
2.4	Late Payment Interest	11
ARTICLE III REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER		11
3.1	Organization, Standing and Power	11
3.2	Capitalization	11
3.3	Subsidiaries	12
3.4	Authority; No Conflict; Required Filings and Consents	13
3.5	Financial Statements; Information Provided	14
3.6	No Undisclosed Liabilities	15
3.7	Absence of Certain Changes or Events	15
3.8	Taxes	15
3.9	Owned and Leased Real Properties	17
3.10	Intellectual Property	17
3.11	Contracts	18
3.12	Litigation	19
3.13	Environmental Matters	20
3.14	Employee Benefit Plans	20
3.15	Compliance With Laws	20
3.16	Permits and Regulatory Matters	21
3.17	Employees	22
3.18	Insurance	22
3.19	Brokers; Fees and Expenses	22
3.20	Certain Business Relationships with Affiliates	22
3.21	Controls and Procedures, Certifications and Other Matters	23
3.22	Ownership of Public Company Common Stock	23
3.23	Privacy and Data Protection	23
3.24	Merger Partner Members	23
3.25	No Other Representations or Warranties	24
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PUBLIC COMPANY AND THE MERGER SUB		24
4.1	Organization, Standing and Power	24
4.2	Capitalization	24
4.3	Authority; No Conflict; Required Filings and Consents	25
4.4	SEC Filings; Financial Statements; Information Provided	26
4.5	Liquidity and Funding Capacity	26
4.6	No Undisclosed Liabilities	27
4.7	Absence of Certain Changes or Events	27
4.8	Taxes	27

i

4.9	Litigation	27
4.10	Compliance With Laws	27
4.11	Regulatory Due Diligence	27
4.12	Opinion of Financial Advisor	28
4.13	Brokers; Fees and Expenses	28
4.14	Operations of Merger Sub	28
4.15	No Other Representations or Warranties	28
ARTICLE V CONDUCT OF BUSINESS		28
5.1	Covenants of Merger Partner	28
5.2	Confidentiality	30
ARTICLE VI TAX MATTERS		31
6.1	Transfer Taxes	31
6.2	Tax Returns and Audits	31
6.3	Tax Cooperation	32
6.4	Intended Tax Treatment; Merger Partner CTB Election	32
ARTICLE VII ADDITIONAL AGREEMENTS		33
7.1	No Solicitation	33
7.2	Access to Information	35
7.3	Stockholder and Member Approvals	36
7.4	Legal Conditions to Merger	36
7.5	Public Disclosure	37
7.6	Notification of Certain Matters	37
7.7	Employee Communications	37
7.8	State Takeover Laws	38
7.9	Section 16 Matters	38
7.10	Calculation of Exchange Ratio	38
7.11	Merger Partner Financials	39
7.12	Registration Rights	39
7.13	Obligations of Merger Sub	40
7.14	BankWyse Capital Funding	40
7.15	Assumed Liabilities	41
7.16	Incentive Awards and General Public Company Equity Plans	42
ARTICLE VIII CONDITIONS TO MERGER		42
8.1	Conditions to Each Party’s Obligation to Effect the Merger	42
8.2	Additional Conditions to the Obligations of Public Company and Merger Sub	43
8.3	Additional Conditions to the Obligations of Merger Partner	44
ARTICLE IX TERMINATION AND AMENDMENT		45
9.1	Termination	45
9.2	Effect of Termination	47
9.3	Fees and Expenses	47
ARTICLE X MISCELLANEOUS		48
10.1	Non-survival of Representations, Warranties and Agreements	48
10.2	Notices	48
10.3	Entire Agreement	49
10.4	Amendment	49
10.5	Extension; Waiver	49
10.6	Procedure for Termination, Amendment, Extension or Waiver	49
10.7	No Third Party Beneficiaries	50

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10.8	Assignment	50
10.9	Severability	50
10.10	Counterparts and Signature	51
10.11	Interpretation	51
10.12	Governing Law	51
10.13	Remedies	51
10.14	Submission to Jurisdiction	52
10.15	WAIVER OF JURY TRIAL	52
10.16	Disclosure Schedule	52
10.17	Certain Defined Terms	52

Exhibit A	Form of Lock-Up Agreement
Exhibit B	Surviving Company Articles of Organization
Exhibit C	Form of Director Agreement
Exhibit D	Form of Employment Agreement

Annex A	Illustration of Exchange Ratio

Schedule 1.4(a)	Managers
Schedule 1.4(b)	Directors
Schedule 1.4(c)	Officer Roles
Schedule 7.14	BankWyse Capital Funding Schedule
Schedule 7.15	Assumed Liabilities
Schedule 8.1(e)	Closing Liabilities

Merger Partner Disclosure Schedule

Public Company Disclosure Schedule

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 19, 2026, is entered into by and among Datavault AI Inc., a Delaware corporation (“Public Company”), DVLT Merger Sub LLC, a Wyoming limited liability company and a wholly-owned subsidiary of Public Company treated as a disregarded entity for tax purposes (the “Merger Sub”), and WDT, LLC, a Wyoming limited liability company (“Merger Partner”).

WHEREAS, the board of directors of Public Company (the “Public Company Board”) and the board of managers of Merger Partner (the “Merger Partner Board”) have each (i) determined that the Merger (as defined below) is fair to, and in the best interests of, their respective corporation, limited liability company, members and stockholders, (ii) approved and declared advisable this Agreement, the Merger and the actions contemplated by this Agreement, and (iii) determined to recommend that the members of Merger Partner vote to approve such matters as are contemplated by this Agreement;

WHEREAS Merger Partner is the sole parent of Wyoming Deposit & Transfer Corp. dba BankWyse, a Wyoming special purpose depository institution under the supervision of the Wyoming Division of Banking (“BankWyse”);

WHEREAS, as a result of this transactions contemplated by this Agreement, Public Company will acquire the membership interests in Merger Partner and thus become the ultimate parent of BankWyse, resulting in a change of control within the meaning of the laws of the State of Wyoming;

WHEREAS, the combination of Public Company and Merger Partner shall be effected through a merger (the “Merger”) of Merger Partner with and into Merger Sub in accordance with the terms of this Agreement and the Limited Liability Company Act of the State of Wyoming (the “WLLCA”);

WHEREAS, as a condition to the obligation of Public Company and Merger Partner to consummate the Closing (as defined below), each of the members of Merger Partner shall have entered into a lock-up agreement with Public Company, substantially in the form attached hereto as Exhibit A (the “Lock-Up Agreement”);

WHEREAS, prior to the Effective Time, Merger Partner shall file an entity classification election on Internal Revenue Service Form 8832 to be classified as an association taxable as a corporation for United States federal income tax purposes (the “Merger Partner CTB Election”), effective no later than the day immediately preceding the Closing Date(as defined below); and

WHEREAS, for United States federal income tax purposes, (i) it is intended that, following the effectiveness of the Merger Partner CTB Election, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), including specifically as a reorganization described in Section 368(a)(1)(A) of the Code of Merger Partner with and into Public Company (the “Intended Tax Treatment”) and (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, Public Company, Merger Sub and Merger Partner agree as follows:

ARTICLE I
THE MERGER

1.1            Effective Time of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the parties hereto will cause the Merger to be consummated by executing and filing the articles of merger (the “Articles of Merger”) in accordance with the relevant provisions of the WLLCA. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Wyoming or at such subsequent time or date as Public Company and Merger Partner shall agree and specify in the Articles of Merger (the “Effective Time”).

1.2            Closing. Subject to the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VIII, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern time (or at such other time as Public Company and Merger Partner mutually agree upon in writing), on a date to be specified by Public Company and Merger Partner (the “Closing Date”), which shall be no later than the second (2nd) Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions by remote exchange of electronic documents), unless another date or time is agreed to in writing by Public Company and Merger Partner. At the Closing, the parties shall execute and deliver the Articles of Merger and shall take all actions necessary to cause the Articles of Merger to be filed with the Secretary of State of the State of Wyoming immediately following the Closing; provided, that if the Wyoming Secretary of State is not accepting filings at such time, the Articles of Merger shall be filed on the next Business Day on which filings are accepted.

1.3            Effects of the Merger. At the Effective Time, (i) Merger Partner shall be merged with and into Merger Sub (Merger Sub as the surviving company following the Merger is sometimes referred to herein as the “Surviving Company”) and the separate existence of Merger Partner shall cease and (ii) the articles of organization of Merger Sub as in effect as of immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit B, and, as so amended and restated, shall be the articles of organization of the Surviving Company until thereafter amended as provided therein and in accordance with the applicable provisions of the WLLCA. In addition, the operating agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be amended and restated in a form to be mutually agreed between the parties (as so amended and restated, the “Operating Agreement”), and, as so amended and restated, shall be the operating agreement of the Surviving Company until thereafter amended as provided therein and in accordance with the applicable provisions of the WLLCA. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the WLLCA. In the event of a conflict between the terms hereof and the terms of the Operating Agreement, the terms of the Operating Agreement shall govern and control.

1.4            Managers, Officers and Directors.

(a)            The individuals named on Schedule 1.4(a) shall be and constitute all of the managers of the Surviving Company as of the Effective Time, each to hold office until his or her respective successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the articles of organization and operating agreement of the Surviving Company. Immediately prior to the Closing, each such manager shall enter into a director or manager agreement, as applicable, in form and substance attached hereto as Exhibit C (each, a “Director Agreement”) with the Surviving Company. Two (2) additional managers designated by Public Company shall be appointed to the board of managers of the Surviving Company as soon as practicable following receipt of required regulatory approvals; provided, however, that Public Company shall at all times cause the composition of the board to satisfy all applicable requirements of the Wyoming Division of Banking and any conditions contained in any regulatory approval issued in connection with the transactions contemplated by this Agreement.

(b)            The individuals named on Schedule 1.4(b) shall be and constitute all of the directors of BankWyse as of the Effective Time, each to hold office until his or her respective successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of BankWyse. Immediately prior to the Closing, each such director shall enter into a Director Agreement with BankWyse. Two (2) additional directors designated by Public Company shall be appointed to the board of directors of BankWyse as soon as practicable following receipt of required regulatory approvals; provided, however, that Public Company shall at all times cause the composition of the board to satisfy all applicable requirements of the Wyoming Division of Banking and any conditions contained in any regulatory approval issued in connection with the transactions contemplated by this Agreement.

(c)            The positions listed on Schedule 1.4(c) shall constitute all of the officer roles in BankWyse as of the Effective Time, and each of the individual appointed to such positions shall hold office until his or her respective successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of BankWyse. Immediately prior to the Closing with respect to BankWyse’s Chief Executive Officer, and following the Closing with respect to the other officers, each such officer shall enter into an employment agreement with BankWyse, in form and substance attached hereto as Exhibit D (each, an “Employment Agreement”).

ARTICLE II
CONVERSION OF SECURITIES

2.1            Conversion of Membership Interests. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any units of Merger Partner Membership Interests or any units of membership interests of Merger Sub:

(a)            [Reserved]

(b)            Cancellation of Treasury Units of Merger Partner. All units of Merger Partner Membership Interests that are held in treasury immediately prior to the Effective Time shall be cancelled and shall cease to exist and no shares of Public Company or other consideration shall be delivered in exchange therefor.

(c)            Conversion of Merger Partner Membership Interests, Warrants and SAFEs. Subject to Section 2.2:

(i)            each unit of Merger Partner Membership Interests, other than units to be cancelled in accordance with Section 2.1(b), issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (x) a number of shares of Public Company Common Stock equal to the Exchange Ratio, and (y) an amount in cash equal to $7,340,000 divided by the Merger Partner Fully Diluted Share Number (the “Cash Consideration”). As of the Effective Time, all such units of Merger Partner Membership Interests shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate or non-certificated book entry representing any such units of Merger Partner Membership Interests shall cease to have any rights with respect thereto, except the right to receive the shares of Public Company Common Stock and Cash Consideration pursuant to this Section 2.1(c). All shares of Public Company Common Stock to be issued pursuant to this Section 2.1(c), together with the Cash Consideration, are collectively referred to herein as the “Merger Consideration.”;

(ii)           upon the Closing, the Merger Partner Board shall, in its discretion and upon the satisfaction of any such conditions as the Merger Partner Board may require, provide that each outstanding Warrant shall be converted into the right to receive the excess of the Per Share Merger Consideration over the per share exercise price for such Warrant. Following such resolution by the Merger Partner Board, at the Effective Time, each such Warrant shall automatically be entitled to receive a portion of the Merger Consideration in accordance with the preceding sentence; and

(iii)           in accordance with Section 1(b) of each of the SAFEs, each Safeholder shall automatically be entitled to receive a portion of the Merger Consideration equal to the greater of (x) the Purchase Amount (as defined in such Safeholder’s SAFE) or (y) the amount payable on the number of units of Merger Partner Membership Interests equal to the Purchase Amount divided by the Liquidity Price (as defined in such Safeholder’s SAFE).

For purposes of this Agreement, “Exchange Ratio” means the quotient obtained by dividing (x) the number of Merger Partner Merger Shares by (y) the Merger Partner Fully Diluted Share Number, in which:

“Merger Partner Merger Shares” means $14,660,000 in validly issued, fully paid and nonassessable shares of Public Company Common Stock, with a per share price that shall equal to the Public Company Closing Price, subject to 19.90% cap of all the issued and outstanding shares of Public Company Common Stock on the Closing Date. “Merger Partner Fully Diluted Share Number” means (a) the aggregate number of units of Merger Partner Membership Interests outstanding immediately prior to the Effective Time (other than units to be cancelled pursuant to Section 2.1(b)), plus (b) the aggregate number of units of Merger Partner Membership Interests issuable upon the exercise in full of all Warrants outstanding immediately prior to the Effective Time, plus (c) the aggregate number of the SAFEs, other than any SAFEs where the holders of such SAFEs are receiving consideration pursuant to Section 2.1(c)(iii)(x), expressed on a fully-diluted and as-converted to Merger Partner Membership Interests basis.

“Public Company Closing Price” means the average of the volume weighted average price of a share of Public Company Common Stock on The Nasdaq Capital Market LLC (the “Nasdaq”) for the twenty (20) consecutive trading days ending on the trading day immediately prior to the date upon which the Draft Exchange Ratio Schedule is delivered pursuant to Section 7.10(a).

For illustrative purposes only, a sample Exchange Ratio calculation is attached hereto as Annex A.

(d)            Make-Whole Provision. If, as a result of the 19.90% cap under Section 2.1(c)(i), the total number of shares of Public Company Common Stock issuable to the members of Merger Partner and any other recipient of payments hereunder would have an aggregate value of less than $14,660,000 based on the Public Company Closing Price, Public Company shall pay (or cause to be paid) to the members of Merger Partner and any other recipient of payments hereunder, on a pro rata basis in accordance with their respective entitlements to the shares of Public Company Common Stock, an amount in cash equal to the shortfall (the “Make-Whole Payment”). The Make-Whole Payment shall be made at Closing and shall be treated as part of the Merger Consideration for all purposes of this Agreement.

(e)            Equitable Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Merger Partner Membership Interests or Public Company Common Stock occurring after the date hereof and prior to the Effective Time, all references herein to specified numbers of shares or units of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares or units of any class or series (or prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, capitalization or other like change. Nothing in this Section 2.1(e) shall be construed to permit Merger Partner, Public Company or any Subsidiary of Public Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.2            Exchange of Certificates and Cash Consideration Distribution. The procedures for exchanging outstanding units of Merger Partner Membership Interests, Warrants and SAFEs for Public Company Common Stock and Cash Consideration pursuant to the Merger are as follows:

(a)            Exchange Agent. At the Effective Time, Public Company shall deposit with VStock Transfer, LLC or another bank or trust company designated by Public Company and reasonably acceptable to Merger Partner (the “Exchange Agent”), for the benefit of the holders of units of Merger Partner Membership Interests, the holders of Warrants, and Safeholders, as applicable, for exchange in accordance with this Section 2.2, through the Exchange Agent, (i) certificates or non-certificated book entries representing the shares of Public Company Common Stock (such shares of Public Company Common Stock and Cash Consideration, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 2.1 in exchange for outstanding units of Merger Partner Membership Interests, Warrants and SAFEs (ii) the Cash Consideration, to be distributed to such holders at the Closing, and (iii) any dividends or distributions to which holders of non-certificated book entries that, as of immediately prior to the Effective Time, represented outstanding units of Merger Partner Membership Interests, Warrants or SAFEs, whose units, Warrants or SAFEs, as applicable, were converted pursuant to Section 2.1 into the right to receive shares of Public Company Common Stock, may be entitled.

(b)            No Fractional Shares. No certificate or scrip representing fractional shares of Public Company Common Stock shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Public Company and any fractional share resulting pursuant to this Agreement shall be rounded up to the nearest whole share.

(c)            No Further Ownership Rights in Merger Partner Membership Interests. All shares of Public Company Common Stock issued, and Cash Consideration paid, in accordance with the terms hereof (including any dividends or other distributions paid) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such units of Merger Partner Membership Interests, Warrants and SAFEs and from and after the Effective Time there shall be no further registration of transfers on the units transfer books of the Merger Partner of the units of Merger Partner Membership Interests, Warrants or SAFEs that were outstanding immediately prior to the Effective Time.

(d)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Merger Partner Membership Interests, holders of Warrants or Safeholders, as applicable for one (1) year after the effectiveness of the registration statement referred to in Section 7.12(b) shall be delivered to Public Company, upon demand, and any holder of Merger Partner Membership Interests, Warrants or SAFEs immediately prior to the Effective Time who has not previously complied with this Section 2.2 shall thereafter look only to Public Company, as a general unsecured creditor, for payment of its claim for Public Company Common Stock and any dividends or distributions with respect to Public Company Common Stock.

(e)            No Liability. To the extent permitted by applicable Law, none of Public Company, Merger Sub, Merger Partner, the Surviving Company or the Exchange Agent shall be liable to any holder of units of Merger Partner Membership Interests or holder of shares of Public Company Common Stock, as the case may be, for such shares or units or any cash amounts required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)            Withholding Rights. Each of the Exchange Agent, Public Company and the Surviving Company shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to, or contemplated by, this Agreement to any holder of units of Merger Partner Membership Interests and any other recipient of payments hereunder such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable provision of Law. Each holder of units of Merger Partner Membership Interests, each holder of Warrants, each Safeholder and each other recipient of payments hereunder shall, as a condition to receiving any payment or issuance hereunder, deliver to the applicable withholding agent a properly completed and duly executed Internal Revenue Service Form W-9 or the applicable Internal Revenue Service Form W-8. The applicable withholding agent shall use commercially reasonable efforts to provide prior written notice to any holder of units of Merger Partner Membership Interests of its intent to deduct or withhold Taxes on payments for Merger Partner Membership Interests at least seven (7) days prior to the payment with a written explanation of its requirement to deduct or withhold, and shall reasonably cooperate with such holder in obtaining any available exemption or reduction of such withholding to the maximum extent permitted by applicable Law. Any amounts so deducted or withheld shall be timely paid over to the appropriate Governmental Entity. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Entity by the Surviving Company or Public Company, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the units of Merger Partner Membership Interests or other recipient of payments hereunder in respect of which such deduction and withholding was made by the Surviving Company or Public Company, as the case may be.

2.3            Earn-Out.

(a)            As additional consideration for the Merger, upon the receipt by BankWyse from the Wyoming Division of Banking of any approval, authorization, non-objection, determination, charter activation, or other regulatory action permitting BankWyse to commence customer-facing operations pursuant to its Wyoming SPDI charter, including the acceptance of deposits, notwithstanding any onboarding limits, transaction limits, phased implementation requirements, enhanced reporting obligations, pilot program requirements, supervisory conditions, or similar restrictions customarily imposed by the Wyoming Division of Banking in connection with commencement of operations (the “Authority to Commence Business Operations”), whether such approval is final, conditional, phased, limited-volume, pilot or otherwise subject to supervisory conditions customarily imposed by the Wyoming Division of Banking, within twelve (12) months following the Closing Date (the “First Earn-Out Milestone”), Public Company shall pay to the members of Merger Partner and any other recipient of payments hereunder an amount equal to $5,000,000 (the “First Earn-Out Payment”), out of which fifty percent (50%) shall be payable in shares of restricted Public Company Common Stock (the “First Earn-Out Shares”) and fifty percent (50%) of the First Earn-Out Payment will be payable in cash. The number of First Earn-Out Shares to be issued shall be determined by dividing $2,500,000 by the per share price equal to the Public Company Closing Price. For purposes of this Section 2.3(a), the First Earn-Out Milestone shall be deemed achieved if the Authority to Commence Business Operations would reasonably have been obtained but for Public Company’s failure to comply with Section 2.3(k), including the obligation of good faith contained in Section 2.3(k)(ii). During the First Earn-Out Period, the Surviving Company and BankWyse shall maintain reasonable books and records sufficient to evidence whether the Authority to Commence Business Operations has been obtained, and Public Company shall have reasonable access, during normal business hours and upon reasonable notice, to such books and records for the purpose of verifying achievement of the First Earn-Out Milestone.

(b)            As additional consideration for the Merger, if BankWyse’s trailing twelve (12) month Revenue, determined in accordance with the GAAP, applied in a manner consistent with the accounting methodologies utilized by BankWyse immediately following receipt of the Authority to Commence Business Operations, exceeds $34,000,000 before the date that is eighteen (18) months after BankWyse’s receipt of the Authority to Commence Business Operations (or such later date as may be extended pursuant to Section 2.3(j)), (the “Second Earn-Out Milestone”, and collectively with the first Earn-Out Milestone, the “Earn-Out Milestones”), Public Company shall pay to the members of Merger Partner and any other recipient of payments hereunder an amount, if any, equal to $5,000,000 (the “Second Earn-Out Payment”) out of which fifty percent (50%) shall be payable in shares of restricted Public Company Common Stock (the “Second Earn-Out Shares”) and fifty percent (50%) of the Second Earn-Out Payment will be payable in cash. The number of Second Earn-Out Shares to be issued shall be determined by dividing $2,500,000 by the per share price equal to the Public Company Closing Price. Revenue shall not be reduced by any intercompany allocations, transfer pricing arrangements, expense reclassifications, revenue diversion or business transfers implemented after Closing to the extent such actions are not applied consistently to BankWyse immediately following receipt of the Authority to Commence Business Operations.

(c)            The First Earn-Out Shares and the cash portion of the First Earn-Out Payment, if earned, shall be issued and paid, respectively, as soon as reasonably practicable following the delivery of written evidence of the Authority to Commence Business Operations, including any approval letter, non-objection, charter activation notice, supervisory determination, examination conclusion, or other written communication issued by the Wyoming Division of Banking evidencing authorization for BankWyse to commence operations and written certification of achievement of the First Earn-Out Milestone, and in any event within thirty (30) calendar days thereafter.

(d)            The Second Earn-Out Shares and the cash portion of the Second Earn-Out Payment, if earned, shall be issued and paid, respectively, as soon as reasonably practicable following the delivery of the applicable financial statements and written certification of achievement of the Second Earn-Out Milestone (collectively, the “Second Earn-Out Calculation Statement”), and in any event within thirty (30) calendar days thereafter, subject to Section 2.3(e).

(e)            The Managers shall have 20 calendar days after receipt of the Second Earn-Out Calculation Statement (the “Earn-Out Review Period”) to review the Second Earn-Out Calculation Statement. During the Earn-Out Review Period, the Managers shall have reasonable access during normal business hours to the books and records of Merger Partner and BankWyse, the personnel of, and work papers prepared by, Public Company and/or its accountants to the extent that they relate to the determinations of Second Earn-Out Payment, provided, that such access shall be in a manner that does not interfere with the normal business operations of Public Company, Merger Partner or BankWyse. Prior to the expiration of the Earn-Out Review Period, the Managers may object to the Second Earn-Out Calculation Statement by delivering a written notice of objection (an “Earn-Out Calculation Objection Notice”) to Public Company. Any Earn-Out Calculation Objection Notice shall specify the items in the Second Earn-Out Calculation Statement disputed by the Managers and shall describe in reasonable detail the basis for such objection, as well as the amount in dispute. If the Managers fail to deliver an Earn-Out Calculation Objection Notice to Public Company prior to the expiration of the Earn-Out Review Period, then the Second Earn-Out Calculation Statement shall be final and binding on the parties hereto. If the Managers timely deliver an Earn-Out Calculation Objection Notice, Public Company and the Managers shall negotiate in good faith to resolve the disputed items and agree upon the resulting amount of the Second Earn-Out Payment. If Public Company and the Managers are unable to reach agreement within 30 calendar days after such an Earn-Out Calculation Objection Notice has been given, all unresolved disputed items shall be referred to the Independent Accountant, who, acting as experts and not arbitrators, shall resolve the unresolved disputed items. The Independent Accountant shall be directed to render a written report on the unresolved disputed items with respect to the Second Earn-Out Calculation Statement as promptly as practicable, but in no event greater than thirty (30) calendar days after such submission to the Independent Accountant, and to resolve only those unresolved disputed items set forth in the Earn-Out Calculation Objection Notice. If unresolved disputed items are submitted to the Independent Accountant, Public Company and the Managers shall each furnish to the Independent Accountant such work papers, schedules and other documents and information relating to the unresolved disputed items as the Independent Accountant may reasonably request. The Independent Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Public Company and the Managers, and not by independent review. The resolution of the dispute and the calculation of trailing twelve (12) month Revenue that is the subject of the applicable Earn-Out Calculation Objection Notice by the Independent Accountant shall, absent manifest error, be final and binding on the parties hereto. The fees and expenses of the Independent Accountant shall be borne by the Managers and Public Company in proportion to the amounts by which their respective calculations of trailing twelve (12) month Revenue differ from trailing twelve (12) month Revenue as finally determined by the Independent Accountant.

(f)             Public Company’s obligation to pay the First Earn-Out Payment and the Second Earn-Out Payment in accordance with Section 2.3(a) and Section 2.3(b), respectively, is an independent obligation of Public Company and is not otherwise conditioned or contingent upon the satisfaction of any conditions precedent to any preceding or subsequent earn-out payment and the obligation to pay the First Earn-Out Payment and the Second Earn-Out Payment shall not obligate Public Company to pay any preceding or subsequent earn-out payment.

(g)            The parties hereto understand and agree that (i) the contingent rights to receive the First Earn-Out Payment or the Second Earn-Out Payment shall not be represented by any form of certificate or other instrument, are not transferable except by operation of Laws relating to descent and distribution, divorce and community property, and do not constitute an equity or ownership interest in Public Company or Merger Partner, (ii) members of Merger Partner and any other recipient of payments hereunder shall not have any rights as a securityholder of Public Company or Merger Partner as a result of such person’s contingent right to receive any earn-out payment hereunder, and (iii) except pursuant to Section 2.4, no interest shall accrue and be payable with respect to the First Earn-Out Payment or the Second Earn-Out Payment, except as otherwise required by applicable Law.

(h)            During the First Earn-Out Period, the Surviving Company (and the managers of the Surviving Company, as applicable) shall, and shall cause each of their respective Representatives to, cooperate in good faith with Public Company in connection with efforts to obtain the Authority to Commence Business Operations and satisfy any related regulatory requirements. For the avoidance of doubt, neither Merger Partner nor any member thereof shall be obligated following Closing to contribute capital, provide uncompensated services, satisfy regulatory requirements applicable to Public Company or BankWyse, incur out-of-pocket expenses, or provide guarantees, indemnities, or other credit support in connection with obtaining the Authority to Commence Business Operations. Neither Merger Partner nor any member of Merger Partner shall take any action the primary purpose of which is to hinder, delay or prevent the achievement of the First Earn-Out Milestone.

(i)             Any amounts payable pursuant to this Section 2.3 shall be treated by all parties as adjustments to the Merger Consideration for all Tax purposes, and the parties agree to file their respective Tax Returns accordingly, except as otherwise required by a change in applicable Law or a final determination.

(j)             If achievement of the First Earn-Out Milestone is delayed due to circumstances beyond the reasonable control of Merger Partner or BankWyse, including without limitation, delays in regulatory review or approval, supervisory requests or examinations, or phased or conditional approval processes imposed by any Governmental Entity (each of the foregoing is a “Delay”), the deadline for satisfaction of the First Earn-Out Milestone shall be automatically extended day-for-day for the duration of such Delay, and no such Delay shall be considered in determining whether the First Earn-Out Milestone has been achieved; provided, however, that the maximum aggregate duration of any and all Delays shall not exceed twelve (12) months. For clarity, regulatory processing or review periods extending beyond six (6) months following the date on which the complete application for the Authority to Commence Business Operations is filed shall be conclusively deemed a Delay for purposes of this Section. The parties hereto may, in each of their sole and absolute discretion, mutually agree to further extend such period in writing if the applicable Governmental Entity indicates that additional review time is required.

(k)            From and after the Closing Date and until the end of the Earn-Out Period:

(i)             Efforts to Obtain Regulatory Approval.  Public Company shall take all actions reasonably necessary to obtain and maintain all approvals, non-objections, authorizations and permissions from the Wyoming Division of Banking and any other Governmental Entity necessary to permit BankWyse to commence business and operate in accordance with the regulatory and business plan presented to such authorities, including timely submission of all applications, notices, supplements, responses to information requests, remediation materials, policies, procedures, capitalization commitments and other materials requested by the Wyoming Division of Banking. Public Company shall designate a responsible executive officer to oversee the Authority to Commence Business Operations process. Upon the reasonable request of the Managers from time to time, Public Company shall provide the Surviving Company with updates regarding the status of material regulatory approvals, information requests, remediation items and supervisory communications relating to BankWyse, to the extent permitted by applicable Law; provided, however, that Public Company shall not be required to provide any material nonpublic information where such provision would be unlawful in the absence of public disclosure through filings with the Securities and Exchange Commission. Public Company shall not withdraw, suspend, defer, or materially modify any application, submission, response, business plan, capitalization commitment, or regulatory strategy relating to the Authority to Commence Business Operations without first providing written notice to Merger Partner. Public Company shall timely submit all applications, supplements, responses, certifications and other materials reasonably requested by the Wyoming Division of Banking and shall not intentionally delay the submission of any such materials or responses in a manner reasonably likely to delay receipt of the Authority to Commence Business Operations. Public Company shall promptly provide copies of all material submissions, applications, responses and supplements delivered to the Division relating to the Authority to Commence Business Operations, except to the extent prohibited by applicable law or supervisory confidentiality requirements.

(ii)            Operation in Good Faith.  Public Company shall operate BankWyse and its business in good faith, and shall not take any action, or omit to take any action, with the primary purpose of circumventing, delaying or preventing achievement of any Earn-Out Milestone, including, but not limited to, reducing, suspending, deferring, abandoning, materially modifying, or otherwise ceasing pursuit of any regulatory application, approval, authorization, business line, operational initiative, staffing plan, capitalization plan, or compliance program. If Public Company, BankWyse, or any Affiliate thereof materially breaches Sections 2.3(k)(i), (iv), (v), (vi), (vii), or (viii), and such breach materially contributes to the failure of an Earn-Out Milestone to be achieved, the applicable Earn-Out Milestone shall be deemed achieved and the corresponding Earn-Out Payment shall become immediately due and payable. Any action taken by BankWyse pursuant to a resolution adopted by its Board of Directors shall not be treated as a material breach of Section 2.3(k) unless the purpose of the resolution was to impair the achievement of an Earn-Out Milestone.

(iii)           Consistent Accounting and Audit Rights.  Except as required by applicable Law, Public Company shall maintain books and records for BankWyse in accordance with GAAP, consistently applied, and shall not make any change in accounting methodology or policy that would reasonably be expected to reduce or defer Revenue or otherwise adversely affect achievement of any Earn-Out Milestone.  The Managers on behalf of the members of Merger Partner and their Representatives shall have customary audit and inspection rights solely for purposes of verifying compliance with this Section 2.3(k)(iii), upon at least 2 Business Days’ prior written notice to Public Company, and only during normal business hours, in a manner that does not unreasonably interfere with operations and subject to reasonable confidentiality and security procedures established by Public Company.

(iv)           Capitalization and Operational Support.  Public Company shall provide, and shall cause BankWyse to maintain, the capital, liquidity, personnel, and technology resources reasonably necessary to obtain and maintain the Authority to Commence Business Operations and pursue achievement of the Earn-Out Milestones, including funding required by the Wyoming Division of Banking, regulatory capital requirements, third-party audits, compliance personnel, BSA/AML personnel, technology infrastructure, information security controls, and other remediation or supervisory requirements imposed by any Governmental Entity.

(v)            Consistency with Regulatory and Business Plan.  Except where required by applicable Law or where the Board of Directors of BankWyse recommends a change in operations or business direction, Public Company shall operate BankWyse materially consistently with the business plan, capitalization plan, governance framework, compliance framework, product strategy, and regulatory submissions presented to the Wyoming Division of Banking, and shall not materially amend, withdraw, suspend, replace, or deviate from any such plan in a manner reasonably expected to materially impair or delay the achievement of an Earn-Out Milestone.

(vi)           Notice of Material Developments. Public Company shall within five (5) Business Days after receipt notify the Managers of any material development, event, examination finding, supervisory communication, information request, remediation requirement, approval condition, enforcement inquiry, or communication from any Governmental Entity that could reasonably be expected to affect achievement of any Earn-Out Milestone.

(vii)         Preservation of Earn-Out Rights.  Public Company acknowledges that the Earn-Out Payments constitute material consideration for the Merger and agrees that it shall not take any action inconsistent with the intent of this Section 2.3, including any restructuring, transfer, or disposition of assets, contracts or personnel, charter rights, regulatory applications, customer relationships, deposits, custody operations, payment operations, or revenue-generating business lines that would reasonably be expected to adversely affect achievement of the Earn-Out Milestones. Without limiting the foregoing, Public Company shall not voluntarily surrender, abandon, convert, materially restrict, or seek modification of BankWyse’s Wyoming SPDI charter in a manner reasonably expected to impair achievement of an Earn-Out Milestone. Public Company shall not be a breach of this Section if the Public Company takes actions based on recommendations received from the Board of Directors of BankWyse in the form of duly authorized board resolutions unless the recommendations are intended to impair or delay the achievement of an Earn-Out Milestone.

(viii)         Change-in-Control and Regulatory Applications. Public Company shall timely prepare, submit and prosecute all applications, notices, supplements, responses, business plan revisions, capitalization commitments and other materials reasonably requested by the Wyoming Division of Banking in connection with the transactions contemplated by this Agreement or the pursuit of Authority to Commence Business Operations.

(ix)           Preservation of Regulatory Approval Path. During the period from Closing until the earlier of (A) achievement of the First Earn-Out Milestone and (B) expiration of the Earn-Out Period, Public Company shall not knowingly take any action, or knowingly fail to take any action, that would reasonably be expected to materially impair, delay, frustrate, or prevent (1) receipt of any approval, non-objection, authorization, determination, or other regulatory action required in connection with the transactions contemplated by this Agreement, or (2) BankWyse’s ability to obtain or maintain the Authority to Commence Business Operations.

2.4            Late Payment Interest. Any amount payable by one party to another under this Agreement (including, without limitation, any portion of the Merger Consideration, the Make-Whole Payment, any Earn-Out Payment or any reimbursement or indemnity obligation) that is not paid when due shall accrue interest from and including the date such payment was due until (but excluding) the date such payment is actually made, at a rate per annum equal to the lesser of (a) ten percent (10%), or (b) the maximum rate permitted by applicable Law.  Such interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed and shall be payable on demand. The accrual and payment of interest under this Section 2.4 shall not limit or prejudice any other rights or remedies available under this Agreement or at Law.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER

Except as set forth herein or in the disclosure schedule delivered or made available by Merger Partner to Public Company and Merger Sub on the date of this Agreement (the “Merger Partner Disclosure Schedule”), Merger Partner represents and warrants to Public Company and Merger Sub as follows:

3.1            Organization, Standing and Power. Merger Partner is a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation, has all requisite company power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Material Adverse Effect. Merger Partner has made available to Public Company complete and accurate copies of its articles of organization and operating agreement, and copies of any amendments thereto, existing as of the date of this Agreement, and is not in material default under or in violation of any provision of any such documents.

3.2            Capitalization.

(a)            As of the date of this Agreement, the authorized Merger Partner Membership Interests, including the classes and number of units issued and outstanding or held in the treasury of Merger Partner, are set forth on Section 3.2(a) of the Merger Partner Disclosure Schedule. The rights and privileges of each class of Merger Partner’s membership interests are as set forth in Merger Partner’s operating agreement.

(b)            Except (i) as set forth in this Section 3.2 and (ii) as set forth on Section 3.2(b) of the Merger Partner Disclosure Schedule, as of the date of this Agreement, (A) there are no equity securities of any class of Merger Partner, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, stock appreciation, phantom stock, profit participation, calls, rights, commitments or agreements of any character to which Merger Partner is a party or by which Merger Partner is bound obligating Merger Partner to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional units of membership interests or other equity interests of Merger Partner or any security or rights convertible into or exchangeable or exercisable for any such units or other equity interests, or obligating Merger Partner to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Merger Partner is not a party to or is bound by any, and there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any units of membership interests or other equity interests of Merger Partner. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Except as contemplated by this Agreement or described in this Section 3.2(b), there are no registration rights to which Merger Partner is a party or by which it or they are bound with respect to any equity security of any class of Merger Partner.

(c)            All outstanding units of Merger Partner Membership Interests are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the WLLCA, Merger Partner’s articles of organization or operating agreement or any agreement to which Merger Partner is a party or is otherwise bound. There are no obligations, contingent or otherwise, of Merger Partner to repurchase, redeem or otherwise acquire any units of Merger Partner Membership Interests. All outstanding units of Merger Partner Membership Interests have been offered, issued and sold by Merger Partner in compliance with all applicable federal and state securities Laws.

3.3            Subsidiaries.

(a)            BankWyse is the sole Merger Partner Subsidiary of Merger Partner and is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Material Adverse Effect on such Merger Partner Subsidiary. The Wyoming State Banking Commissioner (the “Commissioner”) has granted BankWyse a charter to operate as a Wyoming special purpose depository institution, such charter remains in good standing, BankWyse is not subject to any proceedings seeking the suspension or revocation of such charter, and BankWyse has not commenced any proceeding to voluntarily dissolve. Since issuance of the charter, neither BankWyse nor Merger Partner has received written notice from the Commissioner challenging the continuing validity of the charter or indicating an intention to revoke, suspend, terminate, condition, or materially restrict such charter. The Commissioner has not found that BankWyse has “failed” or is operating in an “unsafe or unsound condition” (as such terms are defined in Section 13-12-122(b) of the Wyoming Statutes). BankWyse has complied with the conditions imposed in connection with issuance of its charter and, to Merger Partner's Knowledge, no fact, circumstance, or condition exists that would reasonably be expected to result in revocation, suspension, termination, or material restriction of such charter.

(b)            Except as set forth on Section 3.3(b) of the Merger Partner Disclosure Schedule, neither Merger Partner nor any of the Merger Partner Subsidiaries controls directly or indirectly or has any direct or indirect equity participation, profit sharing or similar interest of any nature in any other Person. Except as set forth on Section 3.3(b) of the Merger Partner Disclosure Schedule, the Merger Partner is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Merger Partner has not agreed and is not obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person. Merger Partner has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Person.

3.4            Authority; No Conflict; Required Filings and Consents.

(a)            Merger Partner has all requisite limited liability company power and authority to enter into this Agreement and, subject only to the adoption of this Agreement (the “Merger Partner Member Proposal”) by Merger Partner’s members under the WLLCA and the articles of organization of Merger Partner (the “Merger Partner Member Approval”) to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Merger Partner Board, at a duly called meeting at which all managers were present, determined to recommend that the members of Merger Partner vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated hereby and in the constituent documents of Merger Partner. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Merger Partner have been duly authorized by all necessary limited liability company action on the part of Merger Partner, subject only to the required receipt of the Merger Partner Member Approval. This Agreement has been duly executed and delivered by Merger Partner and, assuming the due execution and delivery of this Agreement by Public Company, constitutes the valid and binding obligation of Merger Partner, enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, receivership, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)            The execution and delivery of this Agreement by Merger Partner does not, and the consummation by Merger Partner of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the articles of organization or operating agreement of Merger Partner or the Merger Partner Subsidiaries, (ii) conflict with, or result in any material violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge or encumbrance of any nature (“Liens”) on Merger Partner’s or any Merger Partner Subsidiary’s assets (including Merger Partner Intellectual Property) under any of the terms, conditions or provisions of any Contract required to be disclosed in Section 3.11(a) of the Merger Partner Disclosure Schedule, or (iii) subject to obtaining the Merger Partner Member Approval and compliance with the requirements specified in clauses (i) through (iii) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to Merger Partner or any Merger Partner Subsidiary or any of their respective properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c)            Except as set forth in Section 3.4(c) of the Merger Partner Disclosure Schedule, no consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to Merger Partner or any Merger Partner Subsidiary in connection with the execution and delivery of this Agreement by Merger Partner or the consummation by Merger Partner of the transactions contemplated by this Agreement, except for (i) the filing of the Articles of Merger with the Wyoming Secretary of State, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws and the Laws of any foreign country, (iii) the approval, consent, or written non-objection of the Wyoming Division of Banking with respect to the change of control of BankWyse contemplated by this Agreement, as required by Section 8.1(g), and (iv) such other consents, declarations, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would not be reasonably expected to result in a Material Adverse Effect with respect to Merger Partner. The Merger Partner has disclosed all material written and oral communications with any Governmental Entity relating to its regulatory status, proposed business activities, or any actual or proposed examination or review.

(d)            The affirmative vote in favor of the Merger Partner Member Proposal in accordance with the Merger Partner’s constituent documents (the “Merger Partner Written Consent”), is the only vote of the holders of any class or series of Merger Partner’s membership interests or other securities necessary for the adoption of this Agreement by Merger Partner and for the consummation by Merger Partner of the other transactions contemplated by this Agreement. There are no bonds, debentures, notes or other indebtedness of Merger Partner having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which members of Merger Partner may vote.

(e)            BankWyse has timely submitted all reports required under Title 13 of the Wyoming Statutes and applicable rules and regulations of the Commissioner, if applicable.

3.5            Financial Statements; Information Provided.

(a)            Merger Partner has delivered to Public Company copies of (i) unaudited financial statements and trial balances of Merger Partner and Merger Partner Subsidiaries on an unconsolidated basis, as reflected in Merger Partner’s accounting systems for monthly periods in the years ended December 31, 2025 and 2024, and (ii) the consolidated balance sheet of Merger Partner and Merger Partner Subsidiaries as of December 31, 2025 and December 31, 2024 and the related consolidated statements of operations and cash flows for the fiscal year ended on such date as reviewed by the accountants of Merger Partner (the foregoing financial statements described in prongs (i) and (ii) are hereinafter collectively referred to as the “Financial Statements”). December 31, 2025 is referred to herein as the “Most Recent Balance Sheet Date” and the balance sheet as of the Most Recent Balance Sheet Date is referred to herein as the “Most Recent Balance Sheet.”

(b)            Section 3.5(b) of the Merger Partner Disclosure Schedule sets forth all material Indebtedness of Merger Partner and Merger Partner Subsidiaries as of the date hereof, and except as set forth in Section 3.5(b) of the Merger Partner Disclosure Schedule, the execution and delivery of this Agreement by Merger Partner and the consummation by Merger Partner of the transactions contemplated by this Agreement will not result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, or otherwise accelerate amounts payable or increase the amounts outstanding in respect of such Indebtedness.

3.6            No Undisclosed Liabilities.

(a)            Neither Merger Partner nor any Merger Partner Subsidiary has any material Liability, except for (i) Liabilities shown on the Most Recent Balance Sheet, (ii) Liabilities of a type required to be shown on the Most Recent Balance Sheet that have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business (and which have not resulted from a breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) Liabilities for Transaction Expenses incurred in connection with the transactions contemplated by this Agreement, or (iv) Liabilities which would not have a Material Adverse Effect.

(b)            As of immediately prior to the Closing, there are no Liabilities of Merger Partner or any Merger Partner Subsidiary of any kind whatsoever, whether recorded on the Most Recent Balance Sheet or not, whether accrued, contingent, absolute, determined or otherwise, other than (i) the Closing Liabilities specifically identified on Schedule 8.1(e), which shall be paid at or prior to the Closing in accordance with Section 8.1(e), and (ii) the Assumed Liabilities specifically identified on Schedule 7.15, which shall be paid in accordance with Section 7.15. Neither Merger Partner nor any Merger Partner Subsidiary is a guarantor of any Liability of any other Person.

3.7            Absence of Certain Changes or Events. During the period beginning on the Most Recent Balance Sheet Date and ending on the date hereof, each of Merger Partner and each Merger Partner Subsidiary has conducted its business only in the Ordinary Course of Business and, since such date, except as otherwise set forth on Section 3.7 of the Merger Partner Disclosure Schedule, there has not been (i) any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably expected to have, a Material Adverse Effect, or (ii) any other action or event that would have required the consent of Public Company pursuant to Section 5.1 had such action or event occurred after the date of this Agreement.

3.8            Taxes.

(a)            Except as set forth in Section 3.8(a) of the Merger Partner Disclosure Schedule, each of Merger Partner and each Merger Partner Subsidiary has duly and timely filed (taking into account any extension to file granted or obtained) all income Tax Returns and all other material non-income Tax Returns that it was required to file, and all such Tax Returns are true, correct and complete in all material respects. Each of Merger Partner and each Merger Partner Subsidiary has paid all Taxes, whether or not shown on any Tax Return, that were due and payable.

(b)            Neither Merger Partner nor any Merger Partner Subsidiary is, nor has it ever been, a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar U.S. federal Tax Returns, other than a group of which the common parent is Merger Partner. With the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the Ordinary Course of Business, Merger Partner and each Merger Partner Subsidiary (i) does not have any material liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of state, local or non-U.S. Law), or as a transferee or successor for any Taxes of any Person other than Merger Partner, and (ii) is not a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(c)            All Taxes that Merger Partner and each Merger Partner Subsidiary was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(d)            No examination or audit of any Tax Return of Merger Partner or any Merger Partner Subsidiary by any Governmental Entity is currently in progress or, to the Knowledge of Merger Partner, has been threatened by any Governmental Entity. No deficiencies for material Taxes of Merger Partner or any Merger Partner Subsidiary have been claimed, proposed or assessed by any Governmental Entity in writing that remain unresolved. Neither Merger Partner nor any Merger Partner Subsidiary has received a claim in writing by any jurisdiction in which it does not file a Tax Return that the jurisdiction believes that Merger Partner or any Merger Partner Subsidiary was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction that remains unresolved. Neither Merger Partner nor any Merger Partner Subsidiary has (i) waived any statute of limitations with respect to any material Taxes or agreed to extend the period for assessment or collection of any material Taxes (other than any automatic extension granted in the Ordinary Course of Business and consistent with past custom and practice of Merger Partner or the relevant Merger Partner Subsidiary), which waiver or extension is still in effect, or (ii) requested any extension of time within which to file any material Tax Return (other than any extension granted in the Ordinary Course of Business and consistent with past custom and practice of Merger Partner or the relevant Merger Partner Subsidiary).

(e)            Neither Merger Partner nor any Merger Partner Subsidiary has made any payment or provided any benefit that has resulted in, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will result in, any payment or provide any benefit that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(f)             Merger Partner is not, and has not been during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(g)            There are no Liens with respect to Taxes upon any of the assets or properties of Merger Partner or any Merger Partner Subsidiary, other than with respect to Taxes not yet due and payable or being contested in good faith.

(h)            Merger Partner will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) adjustments under Section 481 of the Code (or any similar adjustments under any provision of corresponding non-U.S., state or local Tax Laws) for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made prior to the Closing Date outside the Ordinary Course of Business, or (iii) prepaid amount or deferred revenue received prior to the Closing Date outside the Ordinary Course of Business.

(i)             Merger Partner has not participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(j)             Merger Partner (i) is not a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes (other than Merger Partner itself prior to the effectiveness of the Merger Partner CTB Election) and (ii) since Merger Partner Formation and through the date immediately preceding the effective date of the Merger Partner CTB Election, Merger Partner has been classified as a partnership for U.S. federal income tax purposes. Other than the Merger Partner CTB Election, no entity classification election on Form 8832 has been filed with respect to Merger Partner prior to the date of this Agreement. Merger Partner has timely filed all required federal and state partnership tax returns (including IRS Form 1065 and applicable Schedules K-1) for all taxable years since Merger Partner Formation.

(k)            None of the Merger Partner Membership Interests are subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law). Each Person who was issued units in Merger Partner in connection with the performance of services that was subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code made a timely election with respect to such unit pursuant to Section 83(b) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law, or election).

(l)             Neither Merger Partner nor any Merger Partner Subsidiary is subject to income Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other fixed place of business in that country.

(m)           Merger Partner and each Merger Partner Subsidiary has collected and remitted, or properly accounted for, all sales, use, value added, goods and services, and similar Taxes required to be collected and remitted by it, and has complied in all material respects with all applicable Law relating to the payment and withholding of Taxes, including withholding of Taxes with respect to amounts paid or owing to any employees, independent contractors, and other service providers.

(n)            Except for any actions expressly contemplated by this Agreement, to the Knowledge of Merger Partner, neither Merger Partner nor any Merger Partner Subsidiary or any of its Affiliates has taken or agreed to take any action, or has any knowledge of any fact or circumstance, the taking or existence of which, as the case may be, would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

3.9            Owned and Leased Real Properties.

(a)            Neither Merger Partner nor any Merger Partner Subsidiary owns nor has it ever owned any real property.

(b)            Section 3.9(b) of the Merger Partner Disclosure Schedule sets forth a complete and accurate list of all real property leased, subleased or licensed by Merger Partner or any Merger Partner Subsidiary as of the date of this Agreement (collectively, the “Merger Partner Leases”) and the location of the premises of such real property. Neither Merger Partner, any Merger Partner Subsidiary nor, to their knowledge, any other party is in breach or default and no event has occurred, is pending or, to the knowledge of Merger Partner, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default under any of Merger Partner Leases, except where the existence of such breaches or defaults, individually or in the aggregate, has not had, and is not reasonably likely to result in, a Material Adverse Effect. Merger Partner does not lease, sublease or license any real property to any Person other than Merger Partner. Merger Partner has made available to Public Company complete and accurate copies of all Merger Partner Leases.

3.10          Intellectual Property.

(a)            Section 3.10(a) of the Merger Partner Disclosure Schedule lists all Merger Partner Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) and registered owner(s), as applicable except that, for any Merger Partner Registrations that are Internet domain names or social media accounts and identifiers, such enumeration shall be the applicable account name or number, the domain registrar or social media company and the registered owner(s). All issuance, renewal, maintenance and other payments that are or have become due with respect to any Merger Partner Registrations have been timely paid by or on behalf of Merger Partner or Merger Partner Subsidiary. All Merger Partner Owned Intellectual Property and, to the knowledge of Merger Partner, all Merger Partner Licensed Intellectual Property, is valid and enforceable, and all Merger Partner Registrations are subsisting and in full force and effect.

(b)            Merger Partner or a Merger Partner Subsidiary, as applicable, is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to all Merger Partner Owned Intellectual Property, free and clear of any Liens. None of the Merger Partner Intellectual Property is subject to any outstanding orders, decrees or injunctions.

(c)            To the Merger Partner’s Knowledge, the operations of Merger Partner and each Merger Partner Subsidiary as currently conducted and as proposed to be conducted do not and will not infringe, misappropriate or otherwise violate and have not since Merger Partner Formation infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person. To Merger Partner’s knowledge, no Person has infringed, misappropriated or otherwise violated the Merger Partner Owned Intellectual Property, and neither Merger Partner nor any Merger Partner Subsidiary has filed or threatened in writing any claims alleging that a third party or Worker has infringed, misappropriated or otherwise violated any Merger Partner Intellectual Property. No Person has filed and served upon Merger Partner or a Merger Partner Subsidiary or, to Merger Partner’s knowledge, threatened or otherwise filed any action or proceeding alleging that Merger Partner or any Merger Partner Subsidiary has infringed, misappropriated or otherwise violated any Person’s Intellectual Property rights nor has Merger Partner or any Merger Partner Subsidiary received any written notification that a license under any other individual’s or entity’s Intellectual Property is or may be required. Neither Merger Partner nor any Merger Partner Subsidiary is aware of any facts or circumstances that could reasonably be expected to give rise to any such action, proceeding or threat.

(d)            Neither Merger Partner nor any Merger Partner Subsidiary owns any Software. Neither Merger Partner nor any Merger Partner Subsidiary is party to any inbound or outbound license, sublicense, or other Contract pursuant to which any Software or other Intellectual Property is licensed, sublicensed, or otherwise made available to or by Merger Partner or any Merger Partner Subsidiary, other than non-exclusive licenses to commercially available, off-the-shelf Software entered into in the ordinary course of business pursuant to shrink-wrap, click-through or other standard-form agreements.

3.11          Contracts.

(a)            Section 3.11(a) of the Merger Partner Disclosure Schedule lists the following Contracts of Merger Partner in effect as of the date of this Agreement (in each case, excluding Excluded Contracts):

(i)             any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which expressly requires future payments by or to Merger Partner of more than $100,000 annually, or (B) in which Merger Partner has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory, or has agreed to purchase goods or services exclusively from a particular party or to a right of first offer, right of first refusal, right of first negotiation in favor of any third party;

(ii)            any Contract under which Merger Partner has granted to a third party a material license under, or option or covenant not to sue with respect to, any Merger Partner Intellectual Property;

(iii)           any Contract under which Merger Partner is prohibited from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(iv)          any (A) employment Contract (excluding offer letters for at-will employment that do not provide for severance or for advance notice of termination or for any change of control, transaction, retention or other special remuneration) that provides for base salary and target bonus, when taken together, of at least $100,000 annually and (B) individual independent contractor or consulting Contract that involves or could involve payments in excess of $100,000 within any twelve (12) month period;

(v)           any Contract, plan, policy or program providing for retention or stay pay, change in control payments or transaction-based bonuses;

(vi)          any Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(vii)          except with respect to this Agreement, any Contract relating to the disposition or acquisition of material assets or any ownership interest in Merger Partner or any of its Subsidiaries, in each case, involving payments in excess of $100,000 in the aggregate;

(viii)         any settlement Contract or settlement-related Contract (including any Contract in connection with which any employment-related claim is settled) under which either side has remaining financial obligations;

(ix)           except with respect to Indebtedness between or among Merger Partner and Merger Partner Subsidiaries, any Contract relating to (A) Indebtedness or (B) any financial guaranty; and

(x)            any Contract or commitment with any Person, including any financial advisor, broker, finder, investment banker, attorneys or other Person, providing advisory services or other services for Merger Partner or Merger Partner Subsidiary in connection with the transactions contemplated by this Agreement.

(b)            Merger Partner has made available to Public Company a complete and accurate copy of each written Contract listed in Sections 3.11(a) of the Merger Partner Disclosure Schedule. With respect to each Contract so listed or that should be listed: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against Merger Partner, as applicable, and, to the knowledge of Merger Partner, against each other party thereto, as applicable, subject to the Bankruptcy and Equity Exception; and (ii) none of Merger Partner, nor, to the knowledge of Merger Partner, any other party, is in material breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of Merger Partner, is threatened, which, with or without notice or lapse of time, or both, would constitute a material breach or default by Merger Partner or, to the knowledge of Merger Partner, any other party under such Contract, except for such breaches, violations or defaults that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect.

3.12          Litigation. Except as otherwise set forth on Section 3.12 of the Merger Partner Disclosure Schedule, as of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator that is pending or has been threatened in writing against Merger Partner or any Merger Partner Subsidiary that (i) seeks either damages in excess of $50,000 or equitable relief or (ii) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no material judgments, orders or decrees outstanding against Merger Partner or any Merger Partner Subsidiary.

3.13          Environmental Matters. Except for such matters that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect, to Merger Partner’s Knowledge, Merger Partner is in compliance with all Environmental Laws and has not received from any Governmental Entity any (i) notice or claim with respect to any actual or alleged non-compliance with any Environmental Law, or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

3.14          Employee Benefit Plans.

(a)            As of the date of this Agreement, neither Merger Partner nor any of its ERISA Affiliate sponsors, maintains or contributes to, and has never sponsored, maintained or, contributed to (nor been required to contribute to) any Employee Benefit Plan.

(b)            None of the ERISA Affiliates of Merger Partner has (i) ever maintained, contributed to, or had any Liability with respect to an Employee Benefit Plan that is or was a defined benefit pension plan as defined in Section 3(2) and 3(35) of ERISA or was ever subject to Section 412 or 430 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA).

(c)            All individuals considered by the Merger Partner and any of its ERISA Affiliate to be independent contractors are, and could only be reasonably considered to be, in fact “independent contractors” and are not “employees” or “common law employees” for tax, benefits, wage, labor or any other legal purpose.

(d)            No service provider of Merger Partner or any of its affiliates is entitled to, nor shall any service provider of the Merger Partner or any of its affiliates accrue prior to Closing, the right to receive any “excess parachute payment” as defined in Section 280G of the Code.

(e)            Neither Merger Partner nor any of its ERISA Affiliates maintains any “nonqualified deferred compensation plan” subject to Section 409A of the Code.

3.15          Compliance With Laws. Merger Partner and each Merger Partner Subsidiary has since Merger Partner Formation in all material respects complied with, is not in violation of, and, as of the date of this Agreement, has not received any written notice from any Governmental Entity alleging any violation with respect to, any applicable provisions of any Law related to the conduct of its business or the ownership or operation of its properties or assets. Without limiting the foregoing, to the extent applicable to Merger Partner’s business as currently conducted, Merger Partner and each Merger Partner Subsidiary has complied in all material respects with: (i) applicable anti-money laundering, “know your customer” and sanctions Laws; (ii) applicable consumer protection and unfair, deceptive, or abusive acts or practices Laws; (iii)  applicable Laws relating to payments activities (including ACH, wire transfers, and funds transfers), and (iv) applicable Laws relating to information security and privacy.

3.16          Permits and Regulatory Matters.

(a)            Each of Merger Partner and each Merger Partner Subsidiary possess all material permits, licenses, registrations, authorizations, certificates, orders, approvals, franchises, variances and other similar rights issued by or obtained from any Governmental Entity (collectively, “Permits”) to the conduct of its business as currently conducted. Section 3.16(a) of the Merger Partner Disclosure Schedule lists all material Permits and describes the current status of all applications, approvals and regulatory engagement relating to such Permit.

(b)            All Permits that are necessary for the conduct of the business of Merger Partner and each Merger Partner Subsidiary as currently conducted (“Merger Partner Authorizations”) are in full force and effect. Except as set forth on Section 3.16(b) of the Merger Partner Disclosure Schedule, neither Merger Partner nor BankWyse has received any written determination from the Commissioner stating the digital asset custody activities contemplated by BankWyse's business plan are impermissible under applicable Wyoming banking law or BankWyse’s charter. No Merger Partner Authorization shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement. Merger Partner and each Merger Partner Subsidiary is in compliance with the terms of each such Merger Partner Authorization. All material applications, reports, notices and other documents required to be filed by Merger Partner and each Merger Partner Subsidiary with any Governmental Entity have been timely filed and are complete and correct as of the date filed or as amended prior to the date of this Agreement.

(c)            Merger Partner has made available to Public Company true, correct and complete copies of all material written communications (including correspondence, emails, notices, deficiency letters, examination or inspection reports, supervisory letters, meeting agendas and written summaries, and similar materials) between Merger Partner, any Merger Partner Subsidiary or BankWyse, on the one hand, and any Governmental Entity with supervisory or regulatory authority over banking, consumer financial services, payments, money transmission, digital asset activities or data security/privacy, on the other hand, during the twenty-four (24) month period preceding the date of this Agreement, in each case, relating to (i) the chartering, licensing, supervision or examination of BankWyse, (ii) any change of control, (iii) any proposed or anticipated products or activities (including any digital asset custody or other digital asset-related activities), or (iv) compliance with Laws. Except as set forth on Section 3.16(c) of the Merger Partner Disclosure Schedule, (A) neither Merger Partner nor any Merger Partner Subsidiary has received any written notice from any Governmental Entity asserting that Merger Partner, any Merger Partner Subsidiary or BankWyse is in material violation of any Law or any Merger Partner Authorization, provided that routine supervisory correspondence, requests for information, preliminary comments, draft examination observations, non-final supervisory feedback, and discussions concerning proposed products, activities, business plans, or applications shall not constitute notice of a violation for purposes of this Section 3.16(c); (B) there are no outstanding written supervisory directives, commitments, memoranda of understanding, consent orders, cease-and-desist orders or similar agreements or orders applicable to Merger Partner, any Merger Partner Subsidiary or BankWyse; and (C) other than in connection with the application for change of control, there is no pending or, to the Knowledge of Merger Partner, threatened (in writing) examination, investigation or enforcement action by any Governmental Entity that would reasonably be expected to result in a Material Adverse Effect.

(d)            At all times, BankWyse has and does maintain unencumbered liquid assets valued at not less than one hundred percent (100%) of its depository liabilities. As used herein, “liquid assets” means (i) United States currency held on BankWyse’s premises, (ii) United States currency held for BankWyse by a federal reserve bank or a bank whose deposits are insured by the Federal Deposit Insurance Corporation, and (iii) investments which are highly liquid and obligations of the United States treasury or other federal agency obligations, consistent with rules adopted by the Commissioner.

3.17          Employees. Merger Partner has never had any employees and is not, and has never been, party to or bound by any collective bargaining agreement or other labor union arrangement. Merger Partner engages only independent contractors and consultants. Merger Partner is and has been in compliance in all material respects with all applicable Laws relating to the engagement and compensation of such contractors and consultants. Merger Partner has not received any notice of, nor is it subject to, any pending or threatened claim, charge, or complaint relating to employment, labor, or worker classification matters, and no event has occurred that would trigger notice or liability under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Law.

3.18          Insurance. Section 3.18 of the Merger Partner Disclosure Schedule sets forth a true and complete list of all material insurance policies of Merger Partner and each of Merger Partner Subsidiaries (including policy number, amount, deductible, policy limits, expiration date and type of coverage) in force with respect to Merger Partner and each of Merger Partner Subsidiaries (each an “Insurance Policy”). Neither Merger Partner nor any of Merger Partner Subsidiaries is in material breach or default with respect to any provision contained in any Insurance Policy or has failed to give any notice or present any material claim under any Insurance Policy in due and timely fashion, and, to the knowledge of Merger Partner, no event has occurred which, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination or modification, under such Insurance Policy, and, as of the date of this Agreement, no written notice of cancellation, non-renewal or termination has been received with respect to any such Insurance Policy. There is no pending claim for any Insurance Policy to which coverage has been denied or issued a reservation of rights notice by the underwriters or issuers thereof.

3.19          Brokers; Fees and Expenses. Except as set forth on Section 3.19 of the Merger Partner Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of Merger Partner to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

3.20          Certain Business Relationships with Affiliates. Except as otherwise set forth on Schedule 7.15 or Schedule 8.1(e), neither any Affiliate of Merger Partner nor any of its or their equityholders, directors, managers, officers, or employees (a) owns any material property or right, tangible or intangible, which is used in the business of Merger Partner, (b) has any material claim or cause of action against Merger Partner or any of Merger Partner Subsidiaries, (c) owes any money in excess of $10,000 to, or is owed any material money by, Merger Partner or any of Merger Partner Subsidiaries, (d) has or has had any direct or indirect interest of any kind in, or controls or has controlled, or is an officer, manager, director, equityholder, member or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, as applicable, (i) any Person that is a client, customer, supplier, vendor, distributor, lessor, lessee, debtor, creditor or competitor of Merger Partner or any of Merger Partner Subsidiaries or (ii) any property, asset or right that is owned, held or used by Merger Partner or any of Merger Partner Subsidiaries. Except as would not reasonably be expected to result in a Material Adverse Effect, Section 3.20 of the Merger Partner Disclosure Schedule describes any material Contracts between Merger Partner, on the one hand, and any Affiliate thereof or any officer, manager, director, equityholder or employee of such Affiliate, on the other hand, which were entered into or have been in effect at any time since Merger Partner Formation, other than (i) any employment or service Contracts, invention assignment agreements and other Contracts relating to or entered into in connection with any employment or service, including any Contracts relating to stock purchases and awards, stock options and other equity or equity-based incentive arrangements, in each case relating to compensation and entered into in the Ordinary Course of Business.

3.21          Controls and Procedures, Certifications and Other Matters.

(a)            Merger Partner and each Merger Partner Subsidiary maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting that provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the Financial Statements and to maintain accountability for Merger Partner’s and each Merger Partner Subsidiary’s consolidated assets, (iii) access to assets of Merger Partner and each Merger Partner Subsidiary is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Merger Partner and each Merger Partner Subsidiary is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b)            Neither Merger Partner nor any Merger Partner Subsidiary has extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director, manager or executive officer of Merger Partner or any Merger Partner Subsidiary.

3.22          Ownership of Public Company Common Stock. Except as set forth on Section 3.22 of the Merger Partner Disclosure Schedule, Merger Partner does not and, to the knowledge of Merger Partner, none of Merger Partner’s managers, officers, or 5% or greater members directly or indirectly “own,” beneficially or otherwise, and at all times since Merger Partner Formation prior to the date of this Agreement, to the knowledge of Merger Partner, none of Merger Partner’s managers, officers, or 5% or greater members directly or indirectly has “owned,” beneficially or otherwise, any of the outstanding Public Company Common Stock, as those terms are defined in Section 203 of the General Corporation Law of the State of Delaware.

3.23          Privacy and Data Protection.

(a)            Merger Partner and each Merger Partner Subsidiary has complied at all times, and currently complies, in each case, in all material respects, with all applicable data protection and privacy Laws with respect to their businesses as applicable to the operation of its business as currently conducted. Without limiting the foregoing, to the extent Merger Partner or any Merger Partner Subsidiary processes personal data in the business as currently conducted. Merger Partner and each Merger Partner Subsidiary have all material rights necessary to process all personal data, and neither Merger Partner nor any Merger Partner Subsidiary has received any written notice or complaint from any individual, third party and/or Governmental Entity (x) alleging non-compliance by Merger Partner or any Merger Partner Subsidiary with any applicable data protection and privacy Law (including any prohibition or restriction on the transfer of data to any jurisdiction) or (y) claiming compensation for or an injunction for non-compliance with any applicable data protection and privacy Law.

(b)            Merger Partner and each Merger Partner Subsidiary has designed and is in the process of implementing commercially reasonable technical, physical and organizational controls, policies, procedures, safeguards, measures and security systems, plans and technologies appropriate for its business as currently conducted and has adopted or made available in draft form information security and privacy policies set forth on Section 3.23(b) of the Merger Partner Disclosure Schedule. Since Merger Partner Formation, no material breach or material security incident with respect to any personal data processed in the business as currently conducted has occurred or, to Merger Partner’s knowledge, is threatened, that has required notification under applicable Law.

3.24          Merger Partner Members. As of the date hereof and as of the Closing Date, there are, and will be, less than thirty (30) members of Merger Partner who are not Accredited Investors.

3.25          No Other Representations or Warranties. Merger Partner hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, none of Public Company, Merger Sub nor any other Person on behalf of Public Company or Merger Sub makes any express or implied representation or warranty with respect to Public Company or Merger Sub or their respective financial condition, business, results of operations, properties, assets, liabilities, or prospects or otherwise or with respect to any other statements made or information provided to Merger Partner or any of its Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Public Company and Merger Sub set forth in Article IV (in each case as qualified and limited by the Public Company Disclosure Schedule) or any representations and warranties of a signatory to the Lock-Up Agreement) none of Merger Partner or any of its Affiliates, members, managers, officers, employees, agents, representatives or advisors, or any other Person, has relied on any representations, warranties, statements or information (including the accuracy or completeness thereof).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PUBLIC
COMPANY AND THE MERGER SUB

Except (i) as disclosed in the Public Company SEC Reports filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but excluding any disclosures under the heading “Risk Factors” and any disclosure of risks included in any “forward looking statements” disclaimers or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), or (ii) as expressly set forth herein or in the disclosure schedule delivered by Public Company and Merger Sub to Merger Partner on the date of this Agreement (the “Public Company Disclosure Schedule”), Public Company and Merger Sub represent and warrant, severally and not jointly, to Merger Partner as follows:

4.1            Organization, Standing and Power. Public Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Wyoming. Each of Public Company and Merger Sub has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction) under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Material Adverse Effect. Each of Public Company and Merger Sub has made available to Merger Partner complete and accurate copies of its organizational documents (in the case of Public Company, its certificate of incorporation and bylaws, and in the case of Merger Sub, its articles of organization and operating agreement), and copies of any amendments thereto, existing as of the date of this Agreement, and is not in material default under or in violation of any provision of any such documents.

4.2            Capitalization.

(a)            As of the date of this Agreement, the authorized capital stock of Public Company consists of 2,000,000,000 shares of Public Company Common Stock and 20,000,000 shares of preferred stock, $0.0001 par value per share (“Public Company Preferred Stock”). The rights and privileges of each class of Public Company’s capital stock are as set forth in Public Company’s certificate of incorporation, as amended. As of the close of business on the Business Day immediately prior to the date of this Agreement, (i) 854,456,625 shares of Public Company Common Stock were issued or outstanding, (ii) no shares of Public Company Common Stock were held in the treasury of Public Company or by Subsidiaries of Public Company, and (iii) no shares of Public Company Preferred Stock were issued or outstanding.

(b)            All outstanding shares of Public Company Common Stock are, and all shares of Public Company Common Stock subject to issuance pursuant to Article II, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, Public Company’s certificate of incorporation or bylaws or any agreement to which Public Company is a party or is otherwise bound. There are no obligations, contingent or otherwise, of Public Company to repurchase, redeem or otherwise acquire any shares of Public Company Common Stock. All outstanding shares of Public Company have been offered, issued and sold by Public Company in compliance with all applicable federal and state securities Laws.

4.3            Authority; No Conflict; Required Filings and Consents.

(a)            Each of Public Company and Merger Sub has all requisite corporate and limited liability company power and authority to enter into this Agreement and, subject only to the adoption of this Agreement by Public Company in its capacity as the sole stockholder of Merger Sub, to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Public Company Board, at a duly called meeting at which all directors were present, by the unanimous vote, determined that the Merger is fair to, and in the best interests of Public Company and its stockholders. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Public Company and Merger Sub have been duly authorized by all necessary corporate and limited liability company action on the part of each of Public Company and Merger Sub, subject only to the adoption of this Agreement by Public Company in its capacity as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Public Company and Merger Sub and, assuming the due execution and delivery of this Agreement by Merger Partner, constitutes the valid and binding obligation of each of Public Company and Merger Sub, enforceable against Public Company and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)            The execution and delivery of this Agreement by each of Public Company and Merger Sub do not, and the consummation by Public Company and Merger Sub of the transactions contemplated by this Agreement shall not conflict with, or result in any violation or breach of, any provision of the certificate of incorporation, bylaws, articles of organization or operating agreement, as applicable, of Public Company or Merger Sub or of the certificate of incorporation or bylaws, or any other organizational document, of any other Subsidiary of Public Company.

(c)            No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Public Company Common Stock are listed for trading is required by or with respect to Public Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Public Company or Merger Sub of the transactions contemplated by this Agreement, except for (i) the filing of the Articles of Merger with the Wyoming Secretary of State, (ii) the filing of such reports, schedules or materials under Section 13 of or Rule 14a-12 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as may be required in connection with this Agreement and the transactions contemplated hereby and thereby, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws and the Laws of any foreign country, and (iv) such other consents, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would not be reasonably expected to result in a Material Adverse Effect.

4.4            SEC Filings; Financial Statements; Information Provided.

(a)            Public Company has filed or furnished all registration statements, forms, reports, certifications and other documents required to be filed or furnished by Public Company with the SEC for a period of at least twelve (12) calendar months immediately preceding the execution of this Agreement. All such registration statements, forms, reports, certifications, and other documents, as amended prior to the date hereof, and those that Public Company may file or furnish after the date hereof until the Closing, are referred to herein as the “Public Company SEC Reports.” All of the Public Company SEC Reports (i) were or will be filed or furnished, as applicable on a timely basis, (ii) at the time filed or furnished (or if amended prior to the date hereof, when so amended), complied, or will comply when filed or furnished, as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Public Company SEC Reports and (iii) did not or will not at the time they were filed or furnished (or if amended prior to the date hereof, when so amended) or are filed or furnished contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Public Company SEC Reports or necessary in order to make the statements in such Public Company SEC Reports, in the light of the circumstances under which they were made, not misleading, in any material respect.

(b)            Each of the financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Public Company SEC Reports at the time filed (or if amended prior to the date hereof, when so amended) (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC) and (iii) fairly presented or will fairly present in all material respects the financial position of Public Company and its Subsidiaries as of the dates indicated and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments that are not expected to be material in amount. The balance sheet of Public Company as of December 31, 2025 is referred to herein as the “Public Company Balance Sheet.”

(c)            Public Company’s auditor has at all times since its engagement by Public Company been “independent” with respect to Public Company within the meaning of Regulation S-X under the Exchange Act and, to the knowledge of Public Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

4.5            Liquidity and Funding Capacity.

(a)            Required Funds. As of the date of this Agreement and as of the Closing Date, Public Company has adequate capitalization, liquidity, and financial resources to (i) fund all of its obligations under this Agreement when due (including payment of the Merger Consideration, the Make-Whole Payment, if any, the funding obligations set forth in Section 7.14, and any Earn-Out Payments), and (ii) satisfy all liabilities and commitments of Public Company arising in the ordinary course of business (collectively, the “Required Closing Funds”).

(b)            Other Funds. As of the date of this Agreement, Public Company has access to capital resources reasonably sufficient to satisfy the funding obligations set forth in Section 7.14 and the capitalization, liquidity and operational requirements reflected in the BankWyse business plan and regulatory submissions provided to the Wyoming Division of Banking.

(c)            Funding Sources. Section 4.5(c) of the Public Company Disclosure Schedule sets forth a true, correct, and complete description of the sources of funds available to Public Company to satisfy the Required Closing Funds, including all debt, equity, or other financing arrangements expected to be used for such purpose. To the Knowledge of Public Company, no event, circumstance, or condition exists that would reasonably be expected to prevent Public Company from obtaining the Required Closing Funds on or before the Closing Date.

4.6            No Undisclosed Liabilities. Neither Public Company nor any of its Subsidiaries has any material Liability, except for (i) Liabilities described in the Public Company SEC Reports, (ii) Liabilities shown on the Public Company Balance Sheet, (iii) Liabilities of a type required to be shown on the Public Company Balance Sheet that have arisen since the date of the Public Company Balance Sheet in the Ordinary Course of Business (and which have not resulted from a breach of contract, breach of warranty, tort, infringement or violation of Law), (iv) liabilities for Transaction Expenses incurred in connection with the transactions contemplated by this Agreement, or (v) Liabilities which would not have a Material Adverse Effect.

4.7            Absence of Certain Changes or Events. During the period beginning on the date of the Public Company Balance Sheet and ending on the date hereof, Public Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and, since such date, except as otherwise set forth on Section 4.7 of the Public Company Disclosure Schedule, there has not been any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably expected to have, a Material Adverse Effect.

4.8            Taxes. Neither Public Company nor Merger Sub is an “investment company” within the meaning of Code Section 368(a)(2)(F). For tax purposes, Merger Sub has been treated as a disregarded entity since its formation, and no entity classification election on Form 8832 has been filed with respect to Merger Sub.

4.9            Litigation. Except as otherwise set forth on Section 4.9 of the Public Company Disclosure Schedule, as of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator that is pending or has been threatened in writing against Public Company or any of its Subsidiaries that (i) seeks either damages in excess of $500,000 or equitable relief or (ii) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no material judgments, orders or decrees outstanding against Public Company or any of its Subsidiaries.

4.10          Compliance With Laws. Except as would not reasonably be expected to result in a Material Adverse Effect, Public Company and each of its Subsidiaries has during the last three (3) years complied with, is not in material violation of, and, as of the date of this Agreement, has not received any written notice from any Governmental Entity alleging any violation with respect to, any applicable provisions of any Law related to the conduct of its business or the ownership or operation of its properties or assets. For the avoidance of doubt, Public Company is not aware of any fact, circumstance or regulatory issue that would reasonably be expected to impair or materially delay receipt of any approval or non-objection required from the Wyoming Division of Banking in connection with the transactions contemplated hereby.

4.11          Regulatory Due Diligence. Public Company acknowledges that it has conducted such investigation as it deems appropriate regarding BankWyse's Wyoming SPDI charter, the regulatory requirements applicable to the transactions contemplated by this Agreement, and the requirements for obtaining the Authority to Commence Business Operations. Public Company further acknowledges that achievement of the Earn-Out Milestones will depend in substantial part upon Public Company’s post-Closing actions and decisions, including its compliance with the covenants set forth in Section 2.3(k).

4.12          Opinion of Financial Advisor. Prior to the execution and delivery of this Agreement, the financial advisor of Public Company, Lake Street Capital Markets, LLC (the “Public Company Financial Advisor”), has delivered to the Public Company Board an opinion to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the aggregate consideration (i.e., the Merger Partner Merger Shares) to be paid by Public Company in the Merger pursuant to this Agreement is fair, from a financial point of view, to Public Company, a signed copy of which opinion will be provided by Public Company to Merger Partner within one (1) Business Day following the date of this Agreement solely for informational purposes to confirm delivery of such opinion to the Public Company Board.

4.13          Brokers; Fees and Expenses. Except as otherwise set forth on Section 4.13 of the Public Company Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of Public Company or any of its Subsidiaries, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

4.14          Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Merger Sub has no assets or liabilities other than those incident to its formation, the execution of this Agreement and the completion of the transactions hereunder.

4.15          No Other Representations or Warranties. Each of Public Company and Merger Sub hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, none of Merger Partner nor any other Person on behalf of Merger Partner makes any express or implied representation or warranty with respect to Merger Partner or its financial condition, business, results of operations, properties, assets, liabilities, or prospects or otherwise or with respect to any other statements made or information provided to Public Company, Merger Sub or any of their Affiliates in connection with the transactions contemplated hereby, and none of Public Company, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, has relied on any representations, warranties, statements, or information (including the accuracy or completeness thereof).

ARTICLE V
CONDUCT OF BUSINESS

5.1            Covenants of Merger Partner. Except as set forth in Section 5.1 of the Merger Partner Disclosure Schedule, as expressly provided herein, or as consented to in writing by Public Company (which consent shall not be unreasonably withheld, conditioned or delayed), or to the extent necessary to comply with any applicable Law, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Merger Partner shall use commercially reasonable efforts to, act and carry on its business in the Ordinary Course of Business and to preserve intact the present business organizations and goodwill of the business and the present relationships of the business with material customers and suppliers. Without limiting the generality of the foregoing, except as set forth in Section 5.1 of the Merger Partner Disclosure Schedule, or as expressly provided herein, or to the extent necessary to comply with any applicable Law, from and after the date of this Agreement until the earlier of (i) the termination of this Agreement in accordance with its terms or (ii) the Effective Time, Merger Partner shall not, directly or indirectly, do any of the following without the prior written consent of Public Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)            (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its units; (ii) split, combine or reclassify any of its units or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for units of its membership interests or any of its other securities, other than any convertible securities of Merger Partner; or (iii) purchase, redeem or otherwise acquire any units of its membership interests or any other of its securities or any rights, warrants or options to acquire any such units or other securities;

(b)            issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any units of its membership interests, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such units, voting securities or convertible or exchangeable securities;

(c)            except as required to give effect to anything in contemplation of the Closing, amend its articles of organization, operating agreement or other comparable charter or organizational documents or effect or be a party to any merger, consolidation, unit exchange, business combination, liquidation, dissolution, reorganization, statutory conversion, recapitalization, reclassification of units, or form any new subsidiary or acquire any equity interest or other interest in any other Person;

(d)            acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to Merger Partner and Merger Partner Subsidiary, taken as a whole;

(e)            except in the Ordinary Course of Business, sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets material to Merger Partner;

(f)             enter into any material transaction other than in the Ordinary Course of Business;

(g)            license any material Intellectual Property to or from any third party;

(h)            initiate, threaten, compromise or settle any litigation or arbitration proceeding (other than any litigation to enforce its rights under this Agreement), other than a Permitted Settlement;

(i)            (i) incur or suffer to exist any Indebtedness or guarantee any such Indebtedness of another Person in excess of $100,000 in the aggregate, (ii) issue, sell, or amend any debt securities or warrants or other rights to acquire any debt securities of Merger Partner, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing, or (iii) make any loans, advances (other than routine advances to employees of Merger Partner in the Ordinary Course of Business) or capital contributions to, or investment in, any other Person;

(j)             create or otherwise incur any encumbrance on any material asset of Merger Partner or Merger Partner Subsidiaries, other than Permitted Liens;

(k)            incur, pay or otherwise agree to bear any Transaction Expenses in excess of the threshold set forth in Section 5.1(k) of the Merger Partner Disclosure Schedule;

(l)             forgive any loans to any Person, including its employees, officers, directors, managers or Affiliate;

(m)           enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify any agreement that terminated any Merger Partner Lease;

(n)            except in the Ordinary Course of Business, make (i) any capital expenditures or other expenditures with respect to property, plant or equipment or (ii) other material expenditures in excess of $50,000 in the aggregate;

(o)            make any changes in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(p)            except (A) in the Ordinary Course of Business or (B) in connection with any transaction otherwise specifically permitted by this Section 5.1(p), (i) modify or amend in any material respect, or terminate, any material contract or agreement to which Merger Partner or Merger Partner Subsidiary is party, or (ii) knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Merger Partner Subsidiary);

(q)            delay or fail to pay accounts payable and other obligations when due;

(r)             except (A) in the Ordinary Course of Business or (B) in connection with any transaction otherwise specifically permitted by this Section 5.1(r), (i) enter into any contract or agreement, including those relating to the rendering of services or the distribution, sale or marketing by third parties of the products or products licensed by Merger Partner or Merger Partner Subsidiary or (ii) license any Intellectual Property rights to or from any third party;

(s)            open or close any facility or office;

(t)             make, change or revoke any material Tax election (other than elections made in the Ordinary Course of Business), change an annual accounting period in respect of material Taxes, enter into any closing agreement in respect of material Taxes, waive or extend any statute of limitations with respect to material Taxes (other than any automatic extension granted in the Ordinary Course of Business and consistent with past custom and practice of Merger Partner), settle or compromise any material Tax liability, claim or assessment, knowingly surrender any right to claim a refund of material Taxes, or amend any material Tax Return;

(u)            fail to use its best efforts to obtain and maintain all approvals, non-objections, authorizations and permissions from the Wyoming Division of Banking and any other Governmental Entity necessary to permit BankWyse to commence business and operate in accordance with the regulatory and business plan presented to such authorities, including timely submission of all applications, notices, supplements, responses to information requests, remediation materials, policies, procedures, capitalization commitments and other materials requested by the Wyoming Division of Banking; or

(v)            authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would reasonably be expected to, individually or in the aggregate, (i) make any representation or warranty of Merger Partner in this Agreement untrue or incorrect, or (ii) impair, delay or prevent the satisfaction of any conditions in Article VIII hereof.

5.2            Confidentiality. The parties acknowledge that Public Company and Merger Partner have previously executed a letter agreement, dated as of February 17, 2026 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement.

ARTICLE VI
TAX MATTERS

6.1            Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and similar Taxes and fees (including any related penalties and interest) (collectively, “Transfer Taxes”) incurred in connection with this Agreement shall be borne and paid (i) fifty percent (50%) by the holders of Merger Partner Membership Interests, the holders of Warrants and the Safeholders, on a pro rata basis in accordance with their respective entitlements to the Merger Consideration, and (ii) fifty percent (50%) by the Public Company. All necessary Tax Returns shall be prepared and filed by the party required to do so pursuant to applicable Law (and the non-filing party shall provide reasonable cooperation in connection therewith, if requested by the filing party).

6.2            Tax Returns and Audits.

(a)            Tax Returns. Public Company shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Merger Partner and Merger Partner’s subsidiaries not previously due and filed by Merger Partner; provided, that no later than thirty days prior to the due date for filing any such income Tax Return relating to a Pre-Closing Partnership Tax Period, Public Company shall provide Merger Partner Representative with a draft of such Tax Return for the Merger Partner’s review, comment and approval, which approval shall not be unreasonably withheld, delayed or conditioned.

(b)            Tax Proceedings. Public Company shall be responsible for any audit, litigation, or other proceeding relating to the Taxes or Tax Returns of Merger Partner; provided:

(i)             If the Merger Partner could make a claim under this Agreement with respect to such audit, litigation or other proceeding, then Merger Partner Representative shall have the right to participate in the defense thereof and to employ counsel or advisors, at its own expense, separate from the counsel employed by Public Company, and

(ii)            With respect to any Partnership Tax Proceeding, Public Company:

(A)           Shall use good faith efforts to reduce the overall taxes, interest, penalties, and related amounts owed by Merger Partner and its members;

(B)           Shall keep Merger Partner Representative reasonably informed regarding the status of such Partnership Tax Proceeding;

(C)           Shall provide Merger Partner Representative with copies of all material written correspondence, submissions, notices, and other documents received from or submitted to any taxing authority in connection with such Partnership Tax Proceeding;

(D)           Shall not submit any material written submission to a taxing authority in connection with such Partnership Tax Proceeding without the prior written approval of Merger Partner Representative, which approval shall not be unreasonably withheld, conditioned or delayed;

(E)           Shall permit Merger Partner Representative and its advisors, at Merger Partner Representative’s expense, to participate in such Partnership Tax Proceeding, including attendance at meetings and conferences with the applicable taxing authority, to the extent permitted by applicable Law; and

(F)           Shall not take any material action without the prior written consent of Merger Partner Representative (which consent shall not be unreasonably withheld, delayed or conditioned), including but not limited to decisions regarding whether or not to settle or contest any tax matter, whether or not to extend the period of limitations for assessment or collection of any tax, and whether or not to make or revoke any material tax election, subject to Section 6.2(c).

(c)            Public Company shall have the sole right, without the consent of Merger Partner Representative or any member of Merger Partner, to cause an election under Section 6226 of the Code (and any analogous election under state or local Law) (a “Section 6226 Election”) to be made with respect to any imputed underpayment within the meaning of Section 6225 of the Code. Public Company shall provide at least five (5) days written notice to Merger Partner Representative prior to making a Section 6226 Election.

(d)            Partnership Representative. Public Company shall be the “partnership representative” of Merger Partner within the meaning of Section 6223(a) of the Code for each Pre-Closing Partnership Tax Period, and shall appoint a “designated individual” to act on its behalf. Merger Partner Representative shall, and shall use reasonable best efforts to cause each Person who was a member of Merger Partner during any such period to, take all actions reasonably requested by Public Company to effect and maintain such designation, including executing and filing Internal Revenue Service Form 8979.

6.3            Tax Cooperation. Public Company and Merger Partner Representative shall cooperate fully, as reasonably requested by the other party in connection with Merger Partner and Merger Partner’s Subsidiaries Tax Returns. Such cooperation shall include the retention, and upon request, provision of records and information reasonably relevant to such matters, and making employees available on a mutually convenient basis to provide additional information and explanation.

6.4            Intended Tax Treatment; Merger Partner CTB Election. The parties intend that the Merger qualify for the Intended Tax Treatment. Each of the parties shall use reasonable best efforts to cause the Merger to so qualify, and agree not to, and not to permit or cause any of their Affiliates to, take any action or cause any action to be taken which would reasonably be expected to prevent or impede the Merger from so qualifying. Without limiting the foregoing:

(a)            No later than three (3) Business Days prior to the anticipated Closing Date, Merger Partner shall file the Merger Partner CTB Election with the Internal Revenue Service on Form 8832, electing to be classified as an association taxable as a corporation for United States federal income tax purposes, with an effective date no later than the day immediately preceding the Closing Date. Merger Partner shall provide Public Company with a copy of the filed Form 8832 and the certified mail receipt or other written proof of mailing or delivery (and any confirmation of receipt from the Internal Revenue Service) promptly upon filing.

(b)            Merger Partner shall select an effective date for the Merger Partner CTB Election that is consistent with the Intended Tax Treatment and shall not revoke, amend or modify the Merger Partner CTB Election without the prior written consent of Public Company.

(c)            The Merger shall be reported by the parties for all Tax purposes in accordance with the Intended Tax Treatment, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1            No Solicitation.

(a)            No Solicitation or Negotiation. Except as set forth in this Section 7.1, until the earlier to occur of (i) the termination of this Agreement pursuant to Article IX or (ii) the Effective Time, each of Merger Partner and Merger Partner Subsidiaries shall not, and Merger Partner shall cause its managers, officers, employees and consultants not to, and shall instruct its attorneys and financial advisors (“Representatives”) not to, directly or indirectly:

(i)             solicit, seek, encourage, induce or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal or Acquisition Inquiry;

(ii)            enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal or Acquisition Inquiry, or furnish to any Person any non-public information or afford any Person other than Public Company or Merger Partner, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Entity) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(iii)           take any action to make the provisions of any “fair price”, “business combination” or “control share acquisition” statute or other similar statute or regulation inapplicable to any transactions contemplated by an Acquisition Proposal; or

(iv)          publicly propose to do any of the foregoing described in clauses (i) through (iii).

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, subject to compliance with Section 7.1(c), prior to the Specified Time (as defined below), Merger Partner and its Representatives, may (A) furnish non-public information with respect to Public Company and its Subsidiaries to any Qualified Person (and the Representatives of such Qualified Person), or (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any bona fide, unsolicited written Acquisition Proposal which such party’s board of directors or managers determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Proposal (and is not withdrawn); provided, (x) that Merger Partner receives from the Qualified Person an executed confidentiality agreement on terms not less restrictive than exist in the Confidentiality Agreement and, if entered into after the date of this Agreement, containing additional provisions that expressly permit such party to comply with this terms of this Section 7.1 (a copy of which shall be provided to the other party), (y) that the party seeking to make use of this proviso has not otherwise materially breached this Section 7.1 with respect to such Acquisition Proposal or the Person making such Acquisition Proposal, and (z) the Merger Partner Board has determined in good faith (after consultation with outside legal counsel) that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. It is understood and agreed that any violation of the restrictions in this Section 7.1 (or action that, if taken by Merger Partner would constitute such a violation) by any director, manager, officer, attorney, or financial advisor of Merger Partner shall be deemed to be a breach of this Section 7.1 by Merger Partner.

(b)            No Change in Recommendation or Alternative Acquisition Agreement. Prior to the Effective Time:

(i)             Merger Partner Board (and any committee thereof) shall not, except as set forth in this Section 7.1, (1) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by the Merger Partner Board with respect to the Merger, or (2) propose publicly to approve, endorse, adopt or recommend, or has approved, endorsed, adopted, or recommended any Acquisition Proposal (each, a “Merger Partner Board Recommendation Change”);

(ii)            Merger Partner shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 7.1(a) entered into in the circumstances referred to in Section 7.1(a)); and

(iii)           the Merger Partner Board, and each committee thereof, shall not, except as set forth in this Section 7.1, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal.

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of this Section 7.1), at any time prior to the Specified Time, subject to paying the Breakup Fee (as defined below) which shall be paid prior to or concurrently with the termination of this Agreement by Merger Partner pursuant to Section 9.1(d), the Merger Partner Board may effect a Merger Partner Board Recommendation Change, as the case may be, with respect to a Superior Proposal, if: (i) the Merger Partner Board shall have determined in good faith (after consultation with outside legal counsel) that the failure to effect such Merger Partner Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) Merger Partner has provided at least four (4) Business Days prior written notice to Public Company that it intends to effect a Merger Partner Board Recommendation Change and written copies of any relevant proposed transactions agreements with any party making a potential Superior Proposal (including the identity of the Person making such Superior Proposal) (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not constitute a Merger Partner Board Recommendation Change for purposes of this Agreement); (iii) Merger Partner has complied in all material respects with the requirements of this Section 7.1 in connection with any potential Superior Proposal; (iv) Merger Partner has, and has caused its financial advisors and outside legal counsel to, during the four (4) Business Day period referred to in clause (ii) above, negotiate with Public Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal (to the extent the other party desires to negotiate); and (v) if Public Company shall have delivered to Merger Partner a written, binding and irrevocable offer to alter the terms or conditions of this Agreement during the four (4) Business Day period referred to in clause (ii) above, the Merger Partner Board shall have determined in good faith (after consultation with outside legal counsel), after considering the terms of such offer by Public Company, that the failure to effect a Merger Partner Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. In the event of any material amendment to any Superior Proposal (including any revision in the amount, form or mix of consideration Merger Partner’s members would receive as a result of such potential Superior Proposal), Merger Partner shall be required to provide Public Company with notice of such material amendment and there shall be a new two (2) Business Day period following such notification during which the parties shall comply again with the requirements of this Section 7.1(b) and the Merger Partner Board shall not make a Merger Partner Board Recommendation Change prior to the end of any such period as so extended.

(c)             Notices of Proposals. Merger Partner will as promptly as reasonably practicable (and in any event within forty-eight (48) hours after receipt) (i) notify Public Company of its receipt of any Acquisition Proposal and (ii) provide to Public Company a copy of such Acquisition Proposal (if written), or a summary of the material terms and conditions of such Acquisition Proposal (if oral), including the identity of the Person making such Acquisition Proposal, and copies of all written communications and materials from such Person with respect to such actual or potential Acquisition Proposal. Merger Partner shall notify Public Company, in writing, of its first decision of its board of managers as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to such to any Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty-four (24) hours after such determination was reached). Merger Partner will (A) provide Public Company with written notice setting forth such information as is reasonably necessary to keep Public Company reasonably informed of the material terms of any such Acquisition Proposal and of any material amendments or modifications thereto made by the Person making an Acquisition Proposal, and (B) at least two (2) Business Days prior to the provision of any material non-public information of Merger Partner to any such Person, provide such information to Public Company (including by posting such information to an electronic data room), to the extent such information has not previously been made available to Public Company.

(d)            Cessation of Ongoing Discussions. Merger Partner shall, and shall direct its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the foregoing shall not in any way limit or modify the rights of any party hereto under the other provisions of this Section 7.1. Merger Partner will promptly revoke or withdraw access of any Person (other than Public Company and its respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to Public Company that was established or shared in connection with any potential Acquisition Proposal and request from each third party (other than Public Company and its Representatives) the prompt return or destruction of all non-public information with respect to Public Company, as applicable, previously provided to such Person.

7.2            Access to Information. Each of Public Company and Merger Partner shall afford to the other party’s officers, employees, accountants, counsel and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, each of Public Company and Merger Partner shall furnish promptly to the other party all information concerning its business, properties, assets and personnel as the other party may reasonably request in furtherance of the consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that a party may restrict the foregoing access to the extent that (a) any applicable Law requires such restriction, (b) such access would give rise to a risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege, or (c) such access would be in breach of any confidentiality obligation or similar obligation. Each of Public Company and Merger Partner will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 7.2 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. Any information obtained pursuant to the access contemplated by this Section 7.2 shall be subject to the Confidentiality Agreement. Any access to any facilities of Merger Partner, Public Company, or any of their Subsidiaries, shall be subject to the reasonable security measures and insurance requirements of Merger Partner, Public Company, or any of their Subsidiaries, as applicable, and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, each of Public Company and Merger Partner shall promptly provide the other party with copies of any material notice, report or other document received from any Governmental Entity in connection with the Merger or any of the transactions contemplated by this Agreement.

7.3            Stockholder and Member Approvals.

(a)            Promptly after the execution of this Agreement, and in any event no later than ten (10) Business Days thereafter, Merger Partner shall solicit and obtain the Merger Partner Member Approval by the Merger Partner Written Consent for the purposes of evidencing the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby. In connection with the Merger Partner Member Approval, Merger Partner shall comply with all disclosure and other obligations to its members under the operating agreement of Merger Partner, the WLLCA and any other applicable Laws. Merger Partner shall take all action that is both reasonable and lawful to obtain the Merger Partner Member Approval. Without limiting the generality of the foregoing, Merger Partner agrees that its obligations under this Section 7.3(a) shall not be affected by the commencement, public proposal, public disclosure or communication to Merger Partner of any Acquisition Proposal or a Merger Partner Board Recommendation Change. Any solicitation or similar disclosure circulated to Merger Partner’s members in connection with this Agreement and the Merger shall be in form and substance reasonably satisfactory to Public Company and, except in the case of a Merger Partner Board Recommendation Change, any solicitation or similar disclosure, if the Merger Partner Member Approval has not already been obtained, shall include the recommendation of Merger Partner Board that Merger Partner’s members consent to the adoption of this Agreement and approval of the Merger.

(b)            Promptly after the execution of this Agreement, Public Company, in its capacity as the sole stockholder of Merger Sub, shall approve the Merger.

(c)            Notwithstanding the foregoing, nothing herein shall limit a party’s right to terminate this Agreement pursuant to Section 9.1.

7.4            Legal Conditions to Merger.

(a)            Subject to the terms hereof, including Section 7.4(b), Merger Partner and Public Company shall each use reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Entity (including, without limitation, the Commissioner) or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Merger Partner or Public Company or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, and (B) any other applicable Laws, and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Merger Partner and Public Company shall reasonably cooperate with each other in connection with the making of all such filings. Merger Partner and Public Company shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Public Company and Merger Partner agree that nothing contained in this Section 7.4(a) shall modify or affect their respective rights and responsibilities under Section 7.4(b).

(b)            Each of Merger Partner and Public Company shall use reasonable best efforts to give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Merger Partner Disclosure Schedule or the Public Company Disclosure Schedule, as the case may be, or (iii) required to prevent the occurrence of an event that may have a Material Adverse Effect or a Material Adverse Effect, as the case may be, from occurring prior to or after the Effective Time.

(c)            Subject to the terms hereof, Public Company and Merger Partner agree, and shall cause each of their respective Subsidiaries, to (i) cooperate and to use their respective commercially reasonable efforts to obtain any required government clearances or approvals under any other federal, state or foreign Law or, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), and (ii) respond to any government requests for information under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law.

7.5            Public Disclosure. The initial press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by Public Company and Merger Partner. No party shall, and no party shall permit any of its Subsidiaries or any of its Representatives to, issue any other press release or otherwise make any public statement with respect to the Merger or this Agreement unless required by applicable Law or stock exchange rule, in which case the party required to make such disclosure shall use commercially reasonable efforts to consult with the other party before making any such press release or public statement; provided that Public Company may comply with SEC requirements under the Securities Act or the Exchange Act that require any disclosure, without the consent of other parties hereto. Without limiting the foregoing, Public Company shall, by 9:00 a.m. Eastern Time, on the first (1st) Business Day immediately following the execution of this Agreement, file with the SEC a Current Report on Form 8-K in form and substance as reasonably approved by Merger Partner (which approval shall not be unreasonably withheld, conditioned or delayed). The parties hereto shall cooperate in good faith to redact or not disclose personal data, commercially sensitive information and disclosure schedules from any SEC filing to the fullest extent permitted by Law.

7.6            Notification of Certain Matters. Public Company shall give prompt notice to Merger Partner, and Merger Partner shall give prompt notice to Public Company, upon becoming aware of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (i) any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in a manner that would reasonably be expected to cause the failure of a condition set forth in Article VIII, in each case, at any time from and after the date of this Agreement until the Effective Time, or (ii) any material failure of Public Company and Merger Sub or Merger Partner, as the case may be, or of any officer, director, manager, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

7.7            Employee Communications. Public Company and Merger Partner will use reasonable best efforts to consult with each other, and will consider in good faith each other’s advice and comments, prior to providing any notices or other written or broad-based communications to their respective employees or other individual service providers regarding this Agreement or the Merger and the effects thereof on the employment or service, compensation or benefits of their respective employees or other individual service providers; provided, that the foregoing shall not apply to any later communication of information that is the same as, or is substantially similar to, information with respect to which Merger Partner has previously provided its consent.

7.8            State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation (or any similar anti-takeover provision of Merger Partner’s or Public Company’s governing documents) is or may become applicable to any of the transactions contemplated by this Agreement, the parties hereto shall use their respective commercially reasonable efforts to (i) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (ii) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

7.9            Section 16 Matters. Prior to the Effective Time, Public Company shall take all such steps as may be required (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any acquisitions of Public Company Common Stock (and any options to purchase the same) in connection with this Agreement and the transactions contemplated hereby, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Public Company following the Merger, to be exempt under Rule 16b-3 promulgated under the Exchange Act; provided, that Merger Partner has provided Public Company with information concerning managers, officers and/or equityholders of Merger Partner sufficient for Public Company to take such steps.

7.10          Calculation of Exchange Ratio.

(a)            Not less than ten (10) Business Days prior to the anticipated date for Closing (the “Anticipated Closing Date”), Public Company shall deliver to Merger Partner a draft schedule (the “Draft Exchange Ratio Schedule”) setting forth, in reasonable detail, Public Company’s good faith, estimated calculation of the Exchange Ratio as of the Anticipated Closing Date; provided, that Merger Partner shall make available to Public Company the Merger Partner capitalization information required to calculate the Exchange Ratio, or any such additional information of Merger Partner as Public Company may reasonably request. Public Company shall make available to Merger Partner the work papers and back-up materials used in or reasonably relevant to preparing the Draft Exchange Ratio Schedule and, if reasonably requested by Merger Partner, Public Company’s transfer agent, accountants and counsel at reasonable times and upon reasonable advance notice. Public Company shall consider in good faith and incorporate any comments provided by Merger Partner within four (4) Business Days of delivery of the Draft Exchange Ratio Schedule.

(b)            Not less than four (4) (but no more than six (6)) Business Days prior to the Anticipated Closing Date, Public Company will deliver to Merger Partner a proposed final schedule (the “Final Exchange Ratio Schedule”) setting forth, in reasonable detail, Public Company’s good faith, estimated calculation of the Exchange Ratio, prepared and certified by Public Company’s Chief Financial Officer (or if there is no Chief Financial Officer, the Chief Executive Officer of Public Company), which shall, absent fraud or manifest error, be conclusive and binding on the parties hereto.

7.11          Merger Partner Financials. As promptly as reasonably practicable following the date hereof, Merger Partner shall deliver to Public Company any audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, and members’ deficit and cash flows of Merger Partner as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that is required by applicable Law. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, and members’ deficit and cash flows of Merger Partner as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required by applicable Law (A) will fairly present in all material respects the financial position of Merger Partner as of the date thereof, and the results of its operations, members’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments, none of which is expected to be material), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments, none of which is expected to be material), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of Merger Partner’s auditor and (D) will comply in all respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

7.12          Registration Rights.

(a)            Within five (5) Business Days after the Closing Date, Public Company shall file with the SEC a registration statement on Form S-3 (or, if Public Company is not then eligible to use Form S-3, on Form S-1) (the “Resale Registration Statement”) covering (i) the resale of twenty five (25%) of Merger Partner Merger Shares issued to the members of Merger Partner and any other recipient of payments hereunder as Merger Consideration pursuant to Section 2.1(c) (the “120-Day Release Shares”) and (ii) the resale of the remaining seventy five percent (75%) of Merger Partner Merger Shares issued to the members of Merger Partner and any other recipient of payments hereunder as Merger Consideration pursuant to Section 2.1(c). The 120-Day Release Shares shall be released from the transfer restrictions under the applicable Lock-Up Agreements on the date that is one hundred twenty (120) calendar days following the Closing Date (the “120-Day Release Date”), and the remaining seventy five percent (75%) of Merger Partner Merger Share shall be released from the transfer restrictions under the applicable Lock-Up Agreements on the date that is the earlier of (A) one-year anniversary of the Closing, and (B) the achievement of the First Earn-Out Milestone, subject to the resale-availability provisions set forth below. Public Company shall use reasonable best efforts to cause the Resale Registration Statement to be effective and available for the resale of the 120-Day Release Shares on or before the 120-Day Release Date.

(b)            Public Company shall use reasonable best efforts to cause the Resale Registration Statement to be declared effective by the SEC as promptly as practicable after filing, and in any event no later than the earlier of (i) sixty (60) calendar days following the Closing Date (or ninety (90) calendar days if the SEC reviews the Resale Registration Statement), and (ii) the fifth (5th) Business Day after Public Company is notified by the SEC that the Resale Registration Statement will not be reviewed or is no longer subject to further review. Notwithstanding any scheduled lock-up release date set forth in a Lock-Up Agreement, shares subject to release from the transfer restrictions thereunder, including the 120-Day Release Shares, shall not be deemed released until the first date on which either (A) an effective registration statement covering the resale of such shares is available and no stop order or suspension of effectiveness is in effect with respect thereto, or (B) such shares are eligible for resale without registration pursuant to Rule 144 under the Securities Act and Public Company has taken all actions reasonably necessary to permit such resale, including causing its transfer agent to process any required legend removal or transfer documentation, subject to customary representations, certifications, and legal opinions. If the foregoing resale-availability conditions have not been satisfied by the applicable scheduled lock-up release date, the applicable transfer restrictions shall terminate on the first day following the day on which such conditions are satisfied.

(c)            Following achievement of the First Earn-Out Milestone, Public Company shall, within fifteen (15) Business Days thereafter, file with the SEC an additional registration statement covering the resale of First Earn-Out Shares. Public Company shall use its reasonable best efforts to cause such additional registration statement to be declared effective by the SEC as promptly as practicable after filing, and in any event no later than the earlier of (i) sixty (60) calendar days following such filing (or ninety (90) calendar days if reviewed by the SEC), and (ii) the fifth (5th) Business Day after Public Company is notified by the SEC that such filing will not be reviewed or is no longer subject to further review.

(d)            Following achievement of the Second Earn-Out Milestone, Public Company shall, within fifteen (15) Business Days thereafter, file with the SEC an additional registration statement covering the resale of Second Earn-Out Shares. Public Company shall use its reasonable best efforts to cause such additional registration statement to be declared effective by the SEC as promptly as practicable after filing, and in any event no later than the earlier of (i) sixty (60) calendar days following such filing (or ninety (90) calendar days if reviewed by the SEC), and (ii) the fifth (5th) Business Day after Public Company is notified by the SEC that such filing will not be reviewed or is no longer subject to further review..

(e)            All shares of Public Company Common Stock registered pursuant to this Section 7.12 shall be maintained by Public Company in effective registration status for so long as any such shares remain subject to resale restrictions under the Securities Act, and Public Company shall bear all registration, filing, and related expenses (other than underwriting discounts and commissions) in connection therewith.

7.13          Obligations of Merger Sub. Public Company will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

7.14          BankWyse Capital Funding.

(a)            Funding Commitment. Public Company shall fund, or cause to be funded, an aggregate amount of $35,000,000 (the “BankWyse Capital Funding”) to BankWyse or to an account designated by BankWyse, in immediately available funds, solely for BankWyse’s capitalization, regulatory compliance, operational readiness, technology and information-security infrastructure, personnel, remediation, and pursuit and maintenance of Authority to Commence Business Operations.

(b)            Closing Installment. At the Closing, Public Company shall fund $5,000,000 of the BankWyse Capital Funding (the “Initial Capital Funding”), in addition to, and not in lieu of, Public Company’s obligations to pay the Cash Consideration and the Closing Liabilities.

(c)            Scheduled Installments. Public Company shall fund the remaining $30,000,000 of the BankWyse Capital Funding in the amounts and on the dates set forth on Schedule 7.14 (the “BankWyse Capital Funding Schedule”). The BankWyse Capital Funding Schedule shall provide for five (5) equal $2,500,000 installments every 30 days commencing on the 60th day after the Closing Date and ending on the 180th day after the Closing Date, and a final additional installment of $17,500,000 due no later than on the eight (8) month anniversary of the Closing.

(d)            Acceleration Before Submission for Authority to Commence Business Operations. Notwithstanding the BankWyse Capital Funding Schedule and subject to obtaining the Closing Financing (as defined below) as set forth in Section 8.1(i), Public Company shall fund the entire then-unfunded balance of the BankWyse Capital Funding no later than the date that is ten (10) Business Days before BankWyse submits, or reasonably expects to submit, any request, certification, application or other communication to the Wyoming Division of Banking seeking confirmation that BankWyse has satisfied the conditions to commence customer-facing operations; provided, that if the Wyoming Division of Banking requires evidence of additional capitalization earlier than such date, Public Company shall fund the required amount sufficiently in advance of the applicable deadline to permit BankWyse to satisfy that requirement.

(e)            No Discretionary Reduction or Deferral. Except as otherwise agreed in writing by the Managers, acting as representatives of the members of Merger Partner and any other recipient of payments hereunder, Public Company may not reduce, defer, condition, set off, recoup or otherwise fail to timely fund any portion of the BankWyse Capital Funding based on BankWyse’s current cash needs, Public Company’s liquidity, the availability of financing or any other reason. The obligation to provide the BankWyse Capital Funding is absolute and is not subject to any financing contingency.

(f)             Remedies. Any failure by Public Company to timely fund any amount required by this Section 7.14 shall constitute a material breach of this Agreement. In addition to all other remedies available under this Agreement, at Law, or in equity:

(i)             the Managers, acting as representatives of the members of Merger Partner and any other recipient of payments hereunder, and BankWyse shall be entitled to specific performance of Public Company’s obligations under this Section 7.14.

(ii)            late-payment interest shall accrue in accordance with Section 2.4.

(iii)           Public Company shall indemnify the Managers, acting as representatives of the members of Merger Partner and any other recipient of payments hereunder, and hold them harmless from and against any direct, out-of-pocket losses, damages, costs and expenses actually incurred by the members of Merger Partner and any other recipient of payments hereunder as a result of Public Company’s breach of any covenant, agreement or obligation expressly set forth in this Section 7.14 that remains uncured for thirty (30) calendar days after Public Company’s receipt of written notice thereof from the Managers; provided, however, that such losses shall not include any consequential, incidental, indirect, special, punitive or exemplary damages, diminution in value, lost revenue, or speculative damages, except to the extent awarded to an unaffiliated third party in a final, non-appealable judgment.

(g)            Cure Period. Notwithstanding anything to the contrary in this Agreement, Public Company shall have five (5) Business Days after the applicable date set forth on Schedule 7.14 to cure any failure by Public Company to timely fund any amount required under this Section 7.14 by paying the applicable overdue amount in full. If Public Company cures such failure within such five (5) Business Day period, such failure shall not constitute a material breach of this Agreement for purposes of this Section 7.14; provided, however, that late-payment interest shall accrue in accordance with Section 2.4 from the original due date until the date such overdue amount is actually paid.

7.15          Assumed Liabilities. The aggregate amount of the outstanding liabilities of Merger Partner and its Subsidiaries that are specifically identified on Schedule 7.15 (collectively, the “Assumed Liabilities”), shall not exceed $3,500,000. Public Company shall pay, or cause to be paid, all Assumed Liabilities within ninety (90) days following the Closing. Public Company shall not be entitled to determine unilaterally whether a liability listed on Schedule 7.15 is assumed, disputed, deferred, or otherwise excluded. All other liabilities of Merger Partner shall have been fully discharged or satisfied prior to or at Closing.

7.16          Equity Incentive Awards.

(a)            Transaction-Specific Equity Incentive Awards. Public Company acknowledges and agrees that the equity incentive bonus, retention and other incentive arrangements described in the Employment Agreements and Director Agreements, and any related award agreements or BankWyse equity plans entered into in connection therewith, including equity awards in the form of shares of Public Company Common Stock equal to $5,000,000 in the aggregate upon completion of the First Earn-Out Milestone and $5,000,000 in the aggregate upon completion of the Second Earn-Out Milestone, on the terms set forth in the Employment Agreements, Director Agreements and any related award agreements or BankWyse equity plans entered into in connection therewith (collectively, the “Equity Incentive Awards”), constitute transaction-specific incentive programs tied to the achievement of certain milestones. Public Company shall, and shall cause BankWyse and the Surviving Company, as applicable, to honor, perform and timely pay or issue all compensation, bonuses, equity awards, cash payments, and other benefits required to be paid or issued under the Equity Incentive Awards, the Employment Agreements and the Director Agreements in accordance with their respective terms. For the avoidance of doubt, the Equity Incentive Awards shall not constitute or be treated as Merger Consideration.

(b)            Public Company shall not, and shall cause BankWyse and the Surviving Company not to, amend, terminate, cancel, reduce, defer, impair or otherwise modify any Equity Incentive Award, Employment Agreement, Director Agreement, or award thereunder in a manner adverse to the applicable participant without such participant’s prior written consent.

ARTICLE VIII
CONDITIONS TO MERGER

8.1            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a)            Merger Partner Member Approval. The Merger Partner Member Proposal shall have been approved by means of the Merger Partner Written Consent by the requisite vote of the members of Merger Partner under applicable Law and Merger Partner’s articles of organization and operating agreement.

(b)            Public Company Stockholder Approval. If required under the applicable securities laws or rules and regulations of the Trading Market, Public Company shall have obtained a Public Company stockholder approval to approve the Merger.

(c)            No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stop order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d)            No Litigation. There shall not be pending any suit, action, or proceeding challenging or seeking to restrain, limit or prohibit any transactions contemplated by this Agreement or seeking to obtain from Merger Partner or Public Company in connection with the transactions contemplated by this Agreement any material damages or material commitments.

(e)            Repayment of Liabilities. Public Company shall have paid Merger Partner’s outstanding liabilities identified on Schedule 8.1(e) (the “Closing Liabilities”), in an amount not to exceed $3,000,000, and Merger Partner shall have delivered payoff letters (or similar confirmations) with respect to such liabilities. The Closing Liabilities shall be those liabilities specifically identified on Schedule 8.1(e), and Public Company may not exclude, recharacterize, dispute, or decline to pay any Closing Liability listed thereon except to the extent Merger Partner and Public Company mutually agree in writing. Except for the Closing Liabilities and the Assumed Liabilities identified on Schedule 7.15, Merger Partner shall have no other outstanding liabilities as of the Closing Date.

(f)             Merger Partner CTB Election. The Merger Partner CTB Election shall have been duly filed with the Internal Revenue Service and shall be effective no later than the day immediately preceding the Closing Date.

(g)            Change-of-Control Approval. The Wyoming Division of Banking shall have approved, consented to or issued a written non-objection with respect to the change of control of BankWyse contemplated by this Agreement, and such approval, consent, or non-objection shall remain in full force and effect as of the Closing Date.

(h)            Regulatory Approvals. The Wyoming Division of Banking shall not have imposed any condition, restriction, limitation, capital requirement, supervisory requirement, business restriction, governance requirement, enforcement requirement, or operational limitation that would prevent BankWyse from pursuing the Authority to Commence Business Operations or achieve an Earn-Out Milestone.

(i)             Financing. Public Company shall have raised gross proceeds equal to its payment obligations under this Agreement in immediately available funds from one or more bona fide equity, debt or other financing transactions on terms reasonably satisfactory to Public Company (the “Closing Financing”), and such funds shall be available to Public Company as of the Closing Date to satisfy its obligations under this Agreement, including the payment of the Cash Consideration, the Initial Capital Funding, the Closing Liabilities, and the other funding obligations contemplated hereby.

(j)             Operating Agreement. Public Company and Merger Partner shall have agreed upon a mutually acceptable form of the Operating Agreement to be adopted by the Surviving Company as of the Effective Time.

8.2            Additional Conditions to the Obligations of Public Company and Merger Sub. The obligations of Public Company and Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived in writing exclusively by Public Company and Merger Sub:

(a)            Representations and Warranties. The representations and warranties of Merger Partner set forth in Article III (in each case as qualified and limited by the Merger Partner Disclosure Schedule) and in any certificate or other writing delivered by Merger Partner pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and (B) where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes expressly provided for in this Agreement, and (C) where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect); provided, however, that the representations and warranties made by Merger Partner in Sections 3.1, 3.2, 3.4, 3.7, 3.19 and 3.20 shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above and instead shall be true and correct in all but de minimis respects.

(b)            Performance of Obligations of Merger Partner. Merger Partner shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)            No Merger Partner Material Adverse Effect. No Material Adverse Effect with respect to Merger Partner shall have occurred since the date of this Agreement and be continuing.

(d)            Officers’ Certificate. Public Company shall have received an officers’ certificate duly executed by the Chief Executive Officer of Merger Partner to the effect that the conditions of Sections 8.2(a), (b) and (c) have been satisfied.

(e)            Third Party Consents. Merger Partner shall have obtained (i) all consents and approvals of third parties listed on Section 8.2(e) of the Merger Partner Disclosure Schedule and (ii) any other consent or approval of any third party (other than a Governmental Entity) the failure of which to obtain, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect.

(f)             Banking Related Regulatory Approvals. All required banking-related regulatory approvals, consents, permits and licenses (including any required banking charter change of control and related authorizations) to consummate the transactions contemplated by this Agreement shall have been obtained by Merger Partner or Merger Partner Subsidiaries and shall be in full force and effect, including the Commissioner’s approval for change of control in BankWyse.

(g)            BankWyse Shares. Merger Partner shall own all of the issued and outstanding capital stock of BankWyse.

(h)            BankWyse. No proceedings shall have been commenced or threatened seeking the potential suspension or revocation of BankWyse’s charter as a Wyoming special purpose depository institution. BankWyse shall not have filed or authorized the filing of any voluntary dissolution. BankWyse shall not have “failed” or engaged in any “unsafe or unsound condition” (as such terms are defined in Section 13-12-122 of the Wyoming Statutes).

8.3            Additional Conditions to the Obligations of Merger Partner. The obligation of Merger Partner to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Merger Partner:

(a)            Representations and Warranties. The representations and warranties of Public Company and Merger Sub set forth in Article IV (in each case as qualified and limited by the Public Company Disclosure Schedule) and in any certificate or other writing delivered by Public Company or Merger Sub pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes contemplated by this Agreement and (C) where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect); provided, however, that the representations and warranties made by Public Company and Merger Sub in Sections 4.1, 4.2, 4.3, 4.5, 4.7, and 4.12 shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above and instead shall be true and correct in all but de minimis respects.

(b)            Performance of Obligations of Public Company and Merger Sub. Public Company and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date.

(c)            No Public Company Material Adverse Effect. No Material Adverse Effect with respect to Public Company shall have occurred since the date of this Agreement and be continuing.

(d)            Third Party Consents. Public Company shall have obtained (i) all consents and approvals of third parties listed in listed on Section 8.3(d) of the Public Company Disclosure Schedule and (ii) any other consent or approval of any third party (other than a Governmental Entity) the failure of which to obtain, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect.

(e)            Officers’ Certificate. Merger Partner shall have received an officers’ certificate duly executed by the Chief Executive Officer of Public Company to the effect that the conditions of Sections 8.3(a), (b), and (c) have been satisfied.

(f)             Execution of Employment Agreements and Director Agreements.  All Director Agreements and the BankWyse’s Chief Executive Officer’s Employment Agreements contemplated by Section 1.4 shall have been fully executed and delivered by the applicable individuals and the Surviving Company or BankWyse, as applicable, substantially in the form of Exhibit C and Exhibit D, as applicable.

(g)            Closing Funding. Public Company shall have paid or caused to be paid at or prior to the Closing (i) the Closing Liabilities required to be paid pursuant to Section 8.1(e), and (ii) the Initial Capital Funding required pursuant to Section 7.14(b).

(h)            Regulatory Funding Capacity. Public Company shall have delivered evidence reasonably satisfactory to Merger Partner that Public Company possesses or has access to sufficient capital resources to satisfy its obligations under Section 7.14 and to fund the capitalization commitments reflected in the business plan and regulatory submissions presented to the Wyoming Division of Banking.

ARTICLE IX
TERMINATION AND AMENDMENT

9.1            Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 9.1(b) through Section 9.1(i), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after approval of the Merger Partner Member Proposal by the members of Merger Partner:

(a)            by mutual written consent of Public Company and Merger Partner;

(b)            by either Public Company or Merger Partner if the Merger shall not have been consummated with thirty (30) days from the signing of this Agreement (the “Outside Date”); provided that such date shall automatically extend for thirty (30) days if any required Wyoming Division of Banking approval remains pending and neither party is in material breach of this Agreement; provided further that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Public Company or Merger Partner, as applicable, if such party’s (or in the case of Public Company, Merger Sub’s) failure to fulfill any obligation under this Agreement has been a principal cause of the failure of the Merger to occur on or before the Outside Date); provided further that the parties shall use reasonable best efforts to consummate the Closing as promptly as practicable and may mutually agree in writing to extend the Outside Date for a reasonable period if regulatory or other third-party approvals remain pending;

(c)            by either Public Company or Merger Partner if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, that a party hereto shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if the issuance of any such order, decree, ruling or other action is principally attributable to the failure of such party (or any Affiliate of such party) to perform in any material respect any covenant in this Agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Effective Time;

(d)            by Merger Partner, if the Merger Partner Board shall have effected a Merger Partner Board Recommendation Change;

(e)            by Public Company, if Merger Partner shall have materially breached its obligations under Section 7.1 or Section 7.3(a)

(f)             by Public Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement on the part of Merger Partner, which breach would cause the conditions set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied; provided, that Public Company is not then in material breach of any representation, warranty or covenant under this Agreement; and provided, further, that if such breach or failure to perform is curable by Merger Partner, as applicable, then this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or failure until the expiration of a thirty (30)-calendar day period commencing upon delivery of written notice from Public Company to Merger Partner of such breach or failure and it being understood that this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective;

(g)            by Merger Partner, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement on the part of Public Company, which breach would cause the conditions set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied; provided, that Merger Partner is not then in material breach of any representation, warranty or covenant under this Agreement; and provided, further, that if such breach or failure to perform is curable by Public Company or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or failure until the expiration of a thirty (30)-calendar day period commencing upon delivery of written notice from Merger Partner to Public Company of such breach or failure and it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective; or

(h)            by Public Company, if the Merger Partner Member Approval is not obtained by delivery of the Merger Partner Written Consent on or prior to 5:00 p.m., New York City time, on the date that is ten (10) Business Days after the execution of this Agreement; provided, that Public Company is not then in material breach of any representation, warranty or covenant under this Agreement.

(i)             by Merger Partner, if Public Company has failed to obtain the Closing Financing on or prior to the Outside Date; provided, that Merger Partner is not then in material breach of any representation, warranty or covenant under this Agreement.

9.2            Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Public Company, Merger Partner, Merger Sub or their respective officers, directors, managers, members, stockholders or Affiliates; provided, that (a) any such termination shall not relieve any party from liability for any material and willful breach of this Agreement or Fraud and (b) the provisions of Section 5.2 (Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Fees and Expenses) and Article X (Miscellaneous) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. A “material and willful breach” by a party of a provision of this Agreement means a material breach that is the consequence of a party knowingly undertaking an action, or failing to undertake an action, with the understanding that the action, or failure to act, was or would reasonably be expected to be a breach by such party of the applicable provisions of this Agreement. For purposes of this Agreement, the failure to consummate the Closing pursuant to, and when required by, the terms of this Agreement shall constitute a material and willful breach hereunder.

9.3            Fees and Expenses. Except as set forth in this Section 9.3 or expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

9.4            Breakup Fee.

(a)            If this Agreement is terminated by Merger Partner pursuant to Section 9.1(d), then in such event Merger Partner shall pay Public Company the Breakup Fee in immediately available funds.

(b)            If this Agreement is terminated by Merger Partner pursuant to Section 9.1(i), then in such event Public Company shall pay Merger Partner the Reverse Breakup Fee in immediately available funds.

(c)            If Public Company has failed to obtain the Closing Financing on or prior to the Outside Date and the parties agreed in writing to extend the timing for obtaining the Closing Financing, then Public Company shall pay Merger Partner the Reverse Breakup Fee in immediately available funds.

(d)            Notwithstanding anything to the contrary in this Agreement, if the Breakup Fee or the Reverse Breakup Fee, as applicable, shall become due and payable in accordance with Section 9.4(a) or Section 9.4(b), then the Breakup Fee or the Reverse Breakup Fee, as applicable, shall be the sole and exclusive remedy of such party from and after such termination and payment of the Breakup Fee or the Reverse Breakup Fee, as applicable, in full pursuant to and in accordance with Section 9.4(a) or Section 9.4(b), as applicable, the paying party shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as set forth in such Section. Each of the parties acknowledges that the Breakup Fee or the Reverse Breakup Fee, as applicable, payable in accordance with Section 9.4(a) or Section 9.4(b) is not intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate the receiving party in the circumstances in which such Breakup Fee or Reverse Breakup Fee, as applicable, is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Public Company or Merger Partner, as applicable, be entitled to payment of the Breakup Fee or the Reverse Breakup Fee, as applicable, on more than one occasion.

(e)            Each of the Public Company, Merger Partner and Merger Sub acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated hereby, and that, without these agreements, Public Company, Merger Partner and Merger Sub would not enter into this Agreement.

ARTICLE X
MISCELLANEOUS

10.1          Non-survival of Representations, Warranties and Agreements. Subject to the limitations set forth in this Section 10.1, the Surviving Representations shall survive the Effective Time until the date that is twelve (12) months from the Effective Time (the “Survival Period”), provided, however, that no party will be liable or otherwise required to pay (except in the case of Fraud) in respect of the Surviving Representations for claims (i) until the aggregate amount of such claims exceeds $100,000, in which event the applicable party shall be required to pay or be liable for the full amount of all such claims from the first dollar, and (ii) in excess of $3,500,000 in the aggregate with respect to all claims. It is the express intent of the parties that if Survival Period is shorter or longer than the statute of limitations that would otherwise have been applicable to such claim, then, by contract, the applicable statute of limitations with respect to such claim shall be reduced to the shortened or increased to the extended Survival Period contemplated hereby. Other than the Surviving Representations, none of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time. For the avoidance of doubt, Sections 2.3(k) and 7.14 shall survive the Effective Time until all Earn-Out Payments have been finally determined and paid in full and all obligations under Section 7.14 have been fully performed, and shall not be subject to the Survival Period or any limitations on liability set forth in this Section 10.1.

10.2          Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as set forth below:

(a)            if to Public Company or Merger Sub, to:

Datavault AI Inc.

One Commerce Square

2005 Market Street, Suite 2400

Philadelphia, Pennsylvania 19103

Attention: Nathaniel Bradley

Email:

with a copy (which shall not constitute notice) to:

Sullivan & Worcester LLP

1251 Avenue of the Americas

New York, NY 10020

Attention: David E. Danovitch, Esq.

Email:

(b)            if to Merger Partner, to:

WDT, LLC

Attention: Julie Fellows, Director

Email:

with a copy (which shall not constitute notice) to:

Steptoe LLP

1114 Avenue of the Americas

New York, NY 10036

Attention: Alexandra Scheibe

Email:

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner set forth in this Section 10.2.

10.3          Entire Agreement. This Agreement (including the Schedules, Annexes and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof and the parties hereto expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms.

10.4          Amendment. Subject to applicable Law, this Agreement may be amended with the approval of the Public Company Board and the Merger Partner Board, at any time prior to the Effective Time (whether before or after obtaining the Merger Partner Written Consent); provided, however, that after the Merger Partner Written Consent have been obtained, no amendment to this Agreement may be made without the further approval of the members of Merger Partner, if such further approval is required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Public Company and Merger Partner.

10.5          Extension; Waiver. Public Company may (a) extend the time for the performance of any of the obligations or other acts of Merger Partner set forth herein, (b) waive any inaccuracies in the representations and warranties of Merger Partner set forth herein or (c) waive compliance by Merger Partner with any of the agreements or conditions set forth herein. Merger Partner may (i) extend the time for the performance of any of the obligations or other acts of Public Company or any of its Subsidiaries, set forth herein, (ii) waive any inaccuracies in the representations and warranties of Public Company or any of its Subsidiaries set forth herein or (iii) waive compliance by Public Company or any of its Subsidiaries with any of the agreements or conditions set forth herein. Any agreement on the part of any such party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of such rights.

10.6          Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 9.1, an amendment, modification or supplement of this Agreement pursuant to Section 10.4 or an extension or waiver of this Agreement pursuant to Section 10.5 shall, in order to be effective, require action by the respective boards of directors or managers, as applicable, of the applicable parties.

10.7          No Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder; provided, however, that:

(a)            The Managers are express third-party beneficiaries of Article II and shall be entitled to enforce Public Company’s obligations thereunder, including, without limitation, Public Company’s obligations to pay, issue or deliver the Merger Consideration, pay the Make-Whole Payment, pay or issue any First Earn-Out Payment or Second Earn-Out Payment (including any First Earn-Out Shares or Second Earn-Out Shares), and pay any Late Payment Interest, in each case to the extent payable to such Person under Article II, and to seek specific performance, injunctive relief and any other remedies available under this Agreement, at Law or in equity in respect thereof;

(b)            The Managers, acting as representatives of the members of Merger Partner and any other recipient of payments hereunder, and BankWyse are express third-party beneficiaries of Section 7.14 and shall be entitled to enforce Public Company’s obligations under Section 7.14, including the right to seek specific performance, injunctive relief, and any other remedies available under this Agreement, at Law, or in equity; and

(c)            BankWyse is an express third-party beneficiary of Section 7.16 and shall be entitled to enforce Public Company’s obligations under Section 7.16, including the payment of the Equity Incentive Awards on the terms set forth in the Employment Agreements, Director Agreements and any related award agreements or BankWyse equity plans entered into in connection therewith.

10.8          Assignment. No party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of Law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 10.8 is void.

10.9          Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.10        Counterparts and Signature. This Agreement and any signed agreement or instrument entered into in connection with this Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. To the extent signed and delivered by means of a facsimile machine, by email delivery of a “.pdf” or “.jpg” format data file or by any electronic signature complying with the U.S. federal ESIGN Act of 2000, this Agreement shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in Person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine, email delivery of a “.pdf” or “.jpg” format data file or electronic signature complying with the U.S. federal ESIGN Act of 2000 to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine, email delivery of a “.pdf” or “.jpg” format data file or by any electronic signature complying with the U.S. federal ESIGN Act of 2000 as a defense to the formation of a contract and each party hereto forever waives any such defense.

10.11        Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Where this Agreement refers to information that was “made available”, that means that such information was either (i) provided directly to the Public Company or Merger Partner, as applicable, by the other party, with confirmation of receipt, (ii) included in the virtual data rooms established by Public Company and Merger Partner created for the purposes of providing information to the other party in connection with this Agreement at least one (1) Business Day prior to the execution and delivery of this Agreement or (iii) solely with respect to information made available by Public Company, filed with and publicly available on the SEC’s EDGAR prior to the date of this Agreement. When used in the Agreement, “Person” shall mean any natural person, corporation, exempted company, limited liability company, partnership, exempted limited partnership, association, joint venture, trust, or other entity or business association.

10.12        Governing Law. This Agreement and all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, “Relevant Matters”) shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

10.13        Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

10.14        Submission to Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to any Relevant Matter, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10.2. Nothing in this Section 10.14, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

10.15        WAIVER OF JURY TRIAL. EACH OF PUBLIC COMPANY, THE MERGER SUB AND MERGER PARTNER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

10.16        Disclosure Schedule. Each of the Merger Partner Disclosure Schedule and the Public Company Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any section shall qualify only (i) the corresponding section of this Agreement and (ii) the other sections of this Agreement, to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections. The inclusion of any information in the Merger Partner Disclosure Schedule or the Public Company Disclosure Schedule, as applicable, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Material Adverse Effect with respect to Merger Partner or Public Company, as applicable, or is outside the Ordinary Course of Business.

10.17        Certain Defined Terms. For purposes of this Agreement:

(a)            “Accredited Investor” means a Person that Public Company reasonably believes is an “accredited investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

(b)            “Acquisition Inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Merger Partner to the other party) that would reasonably be expected to lead to an Acquisition Proposal.

(c)            “Acquisition Proposal” means (i) any proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, recapitalization, share or unit exchange, tender offer or other business combination involving such party and its Subsidiaries (other than mergers, consolidations, dissolutions, sales of substantial assets, recapitalizations, share or unit exchanges or other business combinations involving solely such party and/or one or more Subsidiaries of such party), (ii) any proposal for the issuance by such party of 15% or more of its equity securities or (iii) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of such party and its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

(d)            “Breakup Fee” means $1,000,000.

(e)            “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banking institutions in New York, New York are required or permitted by Law to be closed or other day on which the Delaware Secretary of State is closed.

(f)            “Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound under applicable Law.

(g)            “Earn-Out Period” means the period beginning on the Closing Date and ending upon the earlier of (i) the date on which the Second Earn-Out Milestone is achieved or deemed achieved pursuant to Section 2.3(k) or (ii) the date that is eighteen (18) months after Merger Partner’s receipt of the Operating Authority (or such later date as may be extended pursuant to Section 2.3(j)).

(h)            “Employee Benefit Plan” means any (i) “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (ii) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), any (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA), and (iv) any plan, program or arrangement provided to Employees through a Professional Employer Organization, in each case including any multiple employer plan and any other written or oral plan, agreement, program, policy or arrangement providing direct or indirect compensation or benefits to or for the benefit of any current or former employee, director, manager or other individual service provider, including insurance coverage (including any health, dental, vision and cafeteria plan benefits), or workers’ compensation benefits, any plan governed by Section 125 of the Code, employment agreements, termination allowance, severance benefits, disability benefits, supplemental unemployment benefits, lay-off, reduction in force or similar benefits, fringe benefits (including, without limitation, company cars), perquisites, change in control benefits, retention benefits, any compensation policy or practice (including, without limitation sick and vacation pay policies or practices), any educational assistance arrangements or policies, paid time off benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements.

(i)             “Environmental Law” means any Law, regulation, order, decree, permit, authorization, common law or agency requirement of any jurisdiction relating to: (i) the protection, investigation or restoration of the environment, human health and safety (as it relates to exposure to Hazardous Substances) or natural resources; (ii) the handling, use, storage, treatment, presence, disposal, release or threatened release of any Hazardous Substance; or (iii) wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(j)             “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder, all as from time to time in effect, and any successor Laws thereto.

(k)            “ERISA Affiliate” means any Person, entity (whether or not incorporated and whether or not engaged in a trade or business) or trade or business that is, or at any time was, pursuant to Sections 414(b), (c), (m) or (o) of the Code or Sections 4001(a)(14) or 4001(b)(1) of ERISA, treated as a “single employer” or under common control with Public Company or Merger Partner, as applicable, or any Subsidiary or Affiliate of Public Company or Merger Partner, as applicable.

(l)             “Excluded Contracts” means (i) Contracts solely concerning non-exclusive rights granted to Merger Partner or Public Company (as applicable) that are not material to the business of such Person, including any Contract solely for the license of “off-the-shelf” software that is available on standard commercial terms, (ii) Contracts the terms of which are solely focused on obligations relating to non-disclosure or confidentiality or assignments of Intellectual Property (to the extent in customary form and copies of which forms have been made available to Public Company or Merger Partner, as applicable), in each case entered into in the Ordinary Course of Business, and (iii) statements of work, works orders, project annexes, purchase orders and associated terms and conditions to the extent the Contract accompanying such statements of work, works orders, project annexes, purchase orders, and associated terms and conditions has been made available to Public Company or Merger Partner, as applicable.

(m)           “First Earn-Out Period” means the period beginning on the Closing Date and ending on the earliest of: (i) the date on which the First Earn-Out Milestone is achieved or deemed achieved pursuant to Section 2.3(a) or Section 2.3(k); and (ii) the date that is twelve (12) months after the Closing Date, as automatically extended from time to time on a day-for-day basis pursuant to Section 2.3(j), including any further extension agreed to in writing by the parties hereto pursuant to Section 2.3(j).

(n)            “Fraud” means an actual (and not constructive, promissory, imputed, reckless or negligent, or tort based) common law fraud under the laws of the State of Delaware by a party hereto in the making of the representations and warranties by such party as set forth in Article III or Article IV, as applicable, and not with respect to any other matters but only under circumstances where (a) such representation or warranty was made with the intent to induce another party to this Agreement to act, or refrain from acting, (b) the party asserting Fraud acted, or refrained from acting, in justifiable reliance on such representation or warranty, and (c) the party asserting Fraud suffered damages as a result of such reliance.

(o)            “Governmental Entity” means any government, court, regulatory or administrative agency, commission or other governmental authority or instrumentality, whether federal, state, local or foreign.

(p)            “Hazardous Substance” means any substance that is: (i) listed, classified, regulated or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance that is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

(q)            “Indebtedness” means, with respect to any Person and as of any time of determination (and without duplication), all obligations or liabilities (including, as applicable, the principal and accrued and unpaid interest thereon, any prepayment, redemption fees, premiums, penalties and any other amounts payable that would arise at the Closing as a result of the discharge of the obligations, including, in each case, any such amounts set forth in the applicable payoff letter) of such Person (i) for borrowed money, (ii) evidenced by debt securities, bonds, debentures, notes or similar instruments, (iii) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (iv) in respect of liabilities of others that are secured by (or which the holder of such liabilities has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by the Person in question whether or not the obligations secured thereby have been assumed, (v) under leases required to be accounted for as capital leases under GAAP, (vi) with respect to earn-outs, purchase price holdbacks or similar obligations or the deferred purchase price of property, goods or services (but excluding trade payables, accrued expenses and accruals incurred in the ordinary course of business), (vii) relating to all reimbursement obligations with respect to letters of credit, bankers’ acceptances, performance bonds, surety bonds or similar obligations, in each case solely to the extent drawn; (viii) relating to commitments to repurchase equity securities of such Person, (ix) in respect of currency or interest rate swaps, collars, caps, hedges, or similar arrangements, or (x) under any guarantee of any such indebtedness described in the foregoing clauses (i) through (ix) (other than, in each case, any such obligations or liabilities between or among such Person and its Subsidiaries).

(r)            “Independent Accountant” means KPMG LLP, or if KPMG LLP is not able to act as the Independent Accounting Firm, then an impartial nationally recognized firm of independent certified public accountants mutually agreed to by the parties hereto. Each of the parties hereto represents that the Independent Accountant is independent of such Party within the applicable professional standards and independence requirements.

(s)            “Intellectual Property” means the following subsisting throughout the world: (i) Patent Rights; (ii) Trademarks and all goodwill in the Trademarks; (iii) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (iv) mask works and registrations and applications for registration thereof and any other rights under the Laws of any jurisdiction; (v) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, including medical, clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (vi) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

(t)            “Intellectual Property Registrations” means Patent Rights, applications and registrations for Trademarks, applications and registrations for copyrights and designs, mask work registrations and applications for each of the foregoing, which are issued by, filed with, or recorded by any state, government or other public legal authority at any time in any jurisdictions, or, in the case of Internet domain names and social media accounts and identifiers, which are issued by, filed with, or recorded by any third party.

(u)            “IRS” means the Internal Revenue Service.

(v)            “Knowledge” with respect to any Person means such Person’s actual knowledge, “Knowledge” of Public Company and Merger Sub means the actual knowledge, without independent investigation, of Brett Moyer, and “Knowledge” of Merger Partner means the actual knowledge, without independent investigation, of Julie Fellows.

(w)            “Law” means each applicable transnational, domestic or foreign federal, state or local laws (statutory, common or otherwise), order, judgment, rule, code, edict, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, Permit or ordinance issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including any applicable stock exchange rule or requirement.

(x)            “Liability” means, with respect to any Person, any and all liabilities, obligations, claims, and deficiencies of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including accounts payable, all liabilities, obligations, claims, and deficiencies related to Indebtedness or guarantees, costs, expenses, royalties payable, and other reserves, termination payment obligations, and all other liabilities, obligations, claims, and deficiencies of such Person or any of its Subsidiaries or Affiliates, in each case, regardless of whether or not such liabilities, obligations, claims, and deficiencies are required to be reflected on a balance sheet in accordance with GAAP.

(y)            “Managers” means the WDT Managers (as defined in the Operating Agreement).

(z)            “Material Adverse Effect” means any change, effect, event, circumstance or development (an “Effect”) that, individually or in the aggregate with all other Effects that have occurred through the date of determination of the occurrence of a Material Adverse Effect, has had, or is reasonably likely to have, a material adverse effect on the business, assets and liabilities, financial condition or results of operations of the applicable Party, taken as a whole; provided, however, that none of the following shall be deemed to constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur: (i) changes in general economic or market conditions; (ii) changes or events affecting the industries in which such Party operates generally; (iii) changes in GAAP or applicable Law; (iv) natural disasters, pandemics, or acts of terrorism or war; (v) the announcement or performance of this Agreement or the transactions contemplated hereby; and (vi) any failure by such Party to meet internal or external projections, budgets, or forecasts (except, in the case of this clause (vi), to the extent the underlying cause of such failure would otherwise constitute a Material Adverse Effect), except to the extent any of the foregoing have a disproportionate effect on such Party and its Subsidiaries relative to other participants in the industries in which they operate.

(aa)       “Merger Partner Formation” means the date of formation of Merger Partner, which is March 2, 2020.

(bb)      “Merger Partner Intellectual Property” means the Merger Partner Owned Intellectual Property and the Merger Partner Licensed Intellectual Property.

(cc)       “Merger Partner Licensed Intellectual Property” means all Intellectual Property that is licensed to Merger Partner or a Merger Partner Subsidiary by any Person, excluding any Intellectual Property that is licensed to Merger Partner or a Merger Partner Subsidiary under Excluded Contracts.

(dd)      “Merger Partner Subsidiary” means a subsidiary of Merger Partner.

(ee)       “Merger Partner Membership Interests” means collectively all the issued and outstanding units of Merger Partner, including founder units, Class A units and Class F incentive units.

(ff)        “Merger Partner Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Merger Partner or a Merger Partner Subsidiary, in whole or in part.

(gg)      “Merger Partner Registrations” means Intellectual Property Registrations that are registered or filed in the name of Merger Partner or a Merger Partner Subsidiary or where Merger Partner or a Merger Partner Subsidiary is the assignee thereof, in each case, alone or jointly with others.

(hh)      “Merger Partner Representative” means Julie Fellows.

(ii)            “Merger Partner Subsidiaries” means the entities set forth on Section 3.3(a) of the Merger Partner Disclosure Schedule.

(jj)         “Ordinary Course of Business” means, with respect to a Person, in the ordinary course of business consistent in all material respects with past practice of such Person.

(kk)       “Partnership Tax Proceeding” means any audit, examination, contest, administrative proceeding, or judicial proceeding relating to any Pre-Closing Partnership Tax Period, including any proceeding under Subchapter C of Chapter 63 of the Code.

(ll)         “Patent Rights” means all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

(mm)     “Per Share Merger Consideration” means (a) the Merger Consideration, divided by (b) the Merger Partner Fully Diluted Share Number.

(nn)      “Permitted Liens” means (i) Liens of landlords, carriers, warehousemen, mechanics, vendors, materialmen or other Persons securing obligations arising in the Ordinary Course of Business that are not yet due and payable, (ii) Liens incurred in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security, (iii) Liens incurred to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations in the Ordinary Course of Business, (iv) Liens for Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves are reflected on the Most Recent Balance Sheet or the Public Company Balance Sheet, (v) Liens incurred in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Merger Partner or Public Company, as applicable, (vi) Liens arising under applicable securities Law and (vii) Liens expressly set forth in Excluded Contracts.

(oo)          “Permitted Settlement” means, with respect to any Person, a settlement by such Person of any pending legal proceeding that: (i) provides for the payment by such Person of money damages not to exceed $100,000 in the aggregate and no other relief of any nature; and (ii) includes an unconditional release and wavier of future claims by all plaintiffs in favor of such Person.

(pp)      “Pre-Closing Partnership Tax Period” means each taxable period of the Merger Partner ending on or before Closing Date during which Merger Partner is treated as a partnership for United States federal income tax purposes.

(qq)      “Professional Employer Organization” means any staffing company, temporary employee agency, professional employer organization, or similar company or service provider that provides services or acts as co-employer with respect to an employee.

(rr)      “Public Company Common Stock” means the shares of common stock, $0.0001 par value per share, of Public Company.

(ss)      “Public Company Intellectual Property” means the Public Company Owned Intellectual Property and the Public Company Licensed Intellectual Property.

(tt)      “Public Company Licensed Intellectual Property” means all Intellectual Property that is licensed to Public Company or any of its Subsidiaries by any Person other than Public Company or any of its Subsidiaries, as applicable, excluding any Intellectual Property that is licensed to Public Company or any of its Subsidiaries under Excluded Contracts.

(uu)      “Public Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Public Company or any of its Subsidiaries, in whole or in part.

(vv)      “Qualified Person” means any Person making a bona fide, unsolicited written Acquisition Proposal that the Merger Partner Board determines in good faith (after consultation with outside counsel and its financial advisors) is, or would reasonably be expected to lead to, a Superior Proposal, and such Acquisition Proposal has not resulted from a material breach by Merger Partner of its obligations under Section 7.1(a).

(ww)     “Revenue” means the gross revenues of BankWyse actually recognized during the applicable period, solely from bona fide arm’s-length transactions in the ordinary course of business, determined in accordance with GAAP as applied by BankWyse and consistent with BankWyse’s accounting policies and practices; provided, however, that Revenue shall exclude (i) any intercompany or affiliate transactions, (ii) any extraordinary, non-recurring or unusual items, (iii) any amounts resulting from changes in accounting principles, policies or interpretations after the Closing, (iv) any refunds, credits, rebates, discounts, chargebacks, or write-offs, and (v) any deferred, unearned, contingent, or non-cash revenue to the extent not received in cash.

(xx)           “Reverse Breakup Fee” means $1,000,000.

(yy)      “SAFE” means each of the SAFEs listed on Section 3.2(b) of the Merger Partner Disclosure Schedule.

(zz)       “Safeholder” means a holder of a SAFE.

(aaa)     “Software” means computer software, programs, applications, firmware, middleware, databases, interfaces, application programming interfaces (APIs), scripts, libraries, tools, models and other code, in source code, object code or other form, and all related documentation, specifications and user materials.

(bbb)    “Specified Time” means the earliest to occur of (i) the Effective Time, (ii) in the case of Merger Partner, the date on which the members of Merger Partner shall have approved the Merger Partner Member Proposal, and (iii) the time at which this Agreement is terminated in accordance with the terms hereof.

(ccc)     “Superior Proposal” means, with respect to Merger Partner, any bona fide, unsolicited written Acquisition Proposal (for purpose of this definition, replacing all references in such definition to 15% with 50%), (i) on terms which the board of directors or managers of such party determines in its good faith judgment to be more favorable to the holders of such party’s capital stock from a financial point of view than the transactions contemplated by this Agreement (after consultation with its financial and outside legal advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any termination or break-up fees and conditions to consummation, as well as any written, binding offer by the other party hereto to amend the terms of this Agreement for at least four (4) Business Days) that the board of directors or managers of such party determines to be relevant, and (ii) which board of directors or managers of such party has determined to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal that board of directors or managers of such party determines to be relevant (including the likelihood and timing of consummation as compared to the transactions contemplated hereby).

(ddd)    “Subsidiary” means, with respect to a Person, an entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

(eee)     “Surviving Representations” means, with respect to Merger Partner, all of the representations and warranties set forth in Article III, and with respect to the Public Company and the Merger Sub, all of the representations and warranties set forth in Article IV.

(fff)       “Taxes” means any taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind imposed by the United States of America or any state, local or non-U.S. government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items.

(ggg)    “Tax Returns” means any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with, or required to be filed with, a Governmental Entity in connection with the determination, assessment, collection or payment of Taxes.

(hhh)    “Trademarks” means all registered trademarks and service marks, logos, Internet domain names, social media accounts and identifiers, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common Law trademarks and service marks and trade dress.

(iii)           “Trading Day” means a day on which the principal Trading Market is open for trading.

(jjj)        “Trading Market” means any of the following markets or exchanges on which the shares of Public Company Common Stock will, in accordance with the terms hereof, be listed or quoted for trading on the date in question: the NYSE American; the Nasdaq Capital Market; the Nasdaq Global Market; the Nasdaq Global Select Market; or the New York Stock Exchange (or any successors to any of the foregoing).

(kkk)     “Transaction Expenses” means, with respect to Public Company and its Subsidiaries or Merger Partner and Merger Partner Subsidiary, as applicable and without duplication, the sum of (i) all premiums, underwriting costs, brokerage commissions, and costs and expenses incurred by such party, (ii) all costs, fees and expenses incurred by such party at or prior to the Effective Time in connection with the negotiation, preparation and execution of this Agreement or any agreements, documents, certificates, opinions or other items contemplated hereby and the consummation of the Merger or the other transactions contemplated hereby, and (iii) any Liabilities arising from (1) any sale, retention, change of control, transaction or similar payment or benefit or any severance or other termination-related payment or benefit that is or may become payable to any current or former director, manager, officer, employee or individual service provider as a result of or in connection with the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, (2) any accrued but unpaid bonuses, severance, retirement plan contributions, and vacation or paid time off (including the employer portion of any payroll, employment or similar Taxes related thereto) and (3) the employer portion of any payroll or similar Taxes payable with respect thereto, in each case, that are unpaid as of the Effective Time, including brokerage fees and commissions, finders’ fees or financial advisory fees payable by such Person at or prior to the Effective Time.

(lll)        “Warrant” means each of the Warrants listed on Section 3.2(b) of the Merger Partner Disclosure Schedule.

(mmm)   “Worker” means any individual who is an officer, director, manager, employee (regular, temporary, part-time or otherwise), consultant or independent contractor of Merger Partner or Public Company or any of its Subsidiaries, as applicable.

(nnn)    Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

120-Day Release Date	Section 7.12(a)
120-Day Release Shares	Section 7.12(a)
Affiliate	Section 3.2(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 7.1(b)(ii)
Anticipated Closing Date	Section 7.10(a)
Antitrust Laws	Section 7.4(c)
Articles of Merger	Section 1.1
Assumed Liabilities	Section 7.15
Bankruptcy and Equity Exception	Section 3.4(a)
BankWyse	Section 2.3(a)
BankWyse Capital Funding	Section 7.14(a)
BankWyse Capital Funding Schedule	Section 7.14(c)
Cash Consideration	Section 2.1(c)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Liabilities	Section 8.1(e)
Closing Financing	Section 8.2(i)
Code	Recitals
Commissioner	Section 3.3(a)
Confidentiality Agreement	Section 5.2
Delay	Section 2.3(j)
Director Agreement	Section 1.4(a)
Draft Exchange Ratio Schedule	Section 7.10(a)
Earn-Out Calculation Objection Notice	Section 2.3(e)
Earn-Out Milestones	Section 2.3(b)
Earn-Out Review Period	Section 2.3(e)
Effective Time	Section 1.1
Employment Agreement	Section 1.4(c)
Equity Incentive Awards	Section 7.16(a)
Exchange Act	Section 4.3(c)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(c)
Final Exchange Ratio Schedule	Section 7.10(b)
Financial Statements	Section 3.5(a)
First Earn-Out Milestone	Section 2.3(a)

First Earn-Out Payment	Section 2.3(a)
First Earn-Out Shares	Section 2.3(a)
GAAP	Section 4.4(b)
Initial Capital Funding	Section 7.14(b)
Insurance Policy	Section 3.18
Intended Tax Treatment	Recitals
Liens	Section 3.4(b)
Lock-Up Agreement	Recitals
Make-Whole Payment	Section 2.1(d)
Merger	Recitals
Merger Consideration	Section 2.1(c)
Merger Partner	Preamble
Merger Partner Authorizations	Section 3.16(b)
Merger Partner Board	Recitals
Merger Partner Board Recommendation Change	Section 7.1(b)(i)
Merger Partner CTB Election	Recitals
Merger Partner Disclosure Schedule	Article III
Merger Partner Fully Diluted Share Number	Section 2.1(c)
Merger Partner Leases	Section 3.9(b)
Merger Partner Member Approval	Section 3.4(a)
Merger Partner Member Proposal	Section 3.4(a)
Merger Partner Merger Shares	Section 2.1(c)
Merger Partner Written Consent	Section 3.4(d)
Merger Sub	Preamble
Most Recent Balance Sheet	Section 3.5(a)
Most Recent Balance Sheet Date	Section 3.5(a)
Nasdaq	Section 2.1(c)
Authority to Commence Business Operations	Section 2.3(a)
Outside Date	Section 9.1(b)
Permits	Section 3.16(a)
Public Company	Preamble
Public Company Balance Sheet	Section 4.4(b)
Public Company Board	Recitals
Public Company Closing Price	Section 2.1(c)
Public Company Disclosure Schedule	Article IV
Public Company Financial Advisor	Section 4.12
Public Company Preferred Stock	Section 4.2(a)
Public Company SEC Reports	Section 4.4(a)
Recommendation Change Notice	Section 7.1(b)
Relevant Matters	Section 10.12
Required Closing Funds	Section 4.5(a)
Representatives	Section 7.1(a)
Resale Registration Statement	Section 7.12
SEC	ARTICLE IV
Second Earn-Out Calculation Statement	Section 2.3(d)
Second Earn-Out Milestone	Section 2.3(b)
Second Earn-Out Payment	Section 2.3(b)
Second Earn-Out Shares	Section 2.3(b)
Securities Act	Section 3.2(b)
Survival Period	Section 10.1
Surviving Company	Section 1.3
Transfer Taxes	Section 6.1
WARN Act	Section 3.17
WLLCA	Recitals

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DATAVAULT AI INC.

By:	/s/ Nathaniel Bradley
	Name:	Nathaniel Bradley
	Title:	Chief Executive Officer

DVLT MERGER SUB LLC

By:	/s/ Nathaniel Bradley
	Name:	Nathaniel Bradley
	Title:	President

WDT, LLC

By:	/s/ Julie Fellows
	Name:	Julie Fellows
	Title:	Director

[Signature Page to Agreement and Plan of Merger]